Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-222246

PROSPECTUS

$17,550,000,000

Broadcom Corporation

Broadcom Cayman Finance Limited

Exchange Offer for

$2,750,000,000 2.375% Senior Notes due 2020

$3,500,000,000 3.000% Senior Notes due 2022

$2,500,000,000 3.625% Senior Notes due 2024

$4,800,000,000 3.875% Senior Notes due 2027

$750,000,000 2.200% Senior Notes due 2021

$1,000,000,000 2.650% Senior Notes due 2023

$1,000,000,000 3.125% Senior Notes due 2025

$1,250,000,000 3.500% Senior Notes due 2028

Broadcom Corporation, a California corporation (“Broadcom Corporation”), and Broadcom Cayman Finance Limited (formerly known as Avago Technologies Cayman Finance Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Cayman Finance” and, together with Broadcom Corporation, the “Issuers”), are offering to issue up to $2.75 billion aggregate principal amount of 2.375% senior notes due 2020 (the “2020 Notes”), $3.5 billion aggregate principal amount of 3.000% senior notes due 2022 (the “2022 Notes”), $2.5 billion aggregate principal amount of 3.625% senior notes due 2024 (the “2024 Notes”), $4.8 billion aggregate principal amount of 3.875% senior notes due 2027 (the “2027 Notes”), $750 million aggregate principal amount of 2.200% senior notes due 2021 (the “2021 Notes”), $1.0 billion aggregate principal amount of 2.650% senior notes due 2023 (the “2023 Notes”), $1.0 billion aggregate principal amount of 3.125% senior notes due 2025 (the “2025 Notes”) and $1.25 billion aggregate principal amount of 3.500% senior notes due 2028 (the “2028 Notes” and, collectively with the 2020 Notes, the 2022 Notes, the 2024 Notes, the 2027 Notes, the 2021 Notes, the 2023 Notes and the 2025 Notes, the “exchange notes”), in an exchange offer registered under the Securities Act of 1933, as amended (the “Securities Act”), in exchange for any and all of the $2.75 billion aggregate principal amount of outstanding 2020 Notes, $3.5 billion aggregate principal amount of outstanding 2022 Notes, $2.5 billion aggregate principal amount of 2024 Notes, $4.8 billion aggregate principal amount of 2027 Notes, $750 million aggregate principal amount of the 2021 Notes, $1.0 billion aggregate principal amount of the 2023 Notes, $1.0 billion aggregate principal amount of the 2025 Notes and $1.25 billion aggregate principal amount of the 2028 Notes, respectively (collectively, the “outstanding notes”), that we issued on January 19, 2017 (in the case of the 2020 Notes, the 2022 Notes, the 2024 Notes and the 2027 Notes) and on October 17, 2017 (in the case of the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes).

Each series of exchange notes will initially be, and each series of outstanding notes is, fully and unconditionally guaranteed, jointly and severally, on an unsecured, unsubordinated basis by Broadcom Limited, a public limited company incorporated under the laws of the Republic of Singapore and the ultimate indirect parent of the Issuers (“Broadcom Limited” or “Broadcom Parent”) and Broadcom Cayman L.P., an exempted limited partnership registered under the laws of the Cayman Islands and a majority-owned subsidiary of Broadcom Parent (“Broadcom Cayman L.P.” and, together with Broadcom Parent, the “Guarantors”). The guarantee of Broadcom Cayman L.P. may be released under certain circumstances as described in this prospectus under “Description of Notes—Guarantees.”

We are offering to exchange the outstanding notes for the exchange notes to satisfy our obligations in the registration rights agreements that we entered into when the outstanding notes were sold pursuant to Rule 144A and Regulation S under the Securities Act.

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of the respective series of exchange notes that are freely tradable, except in limited circumstances as described below.

•	You may withdraw tenders of your outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 11:59 p.m., New York City time, on February 7, 2018, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of the outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The terms of the exchange notes to be issued in the exchange offer are identical in all material respects to the terms of the respective series of outstanding notes, except that the exchange notes will be freely tradable, except in limited circumstances as described below.

Resales of the Exchange Notes

•	The exchange notes may be resold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on any securities exchange or market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the related indentures. In general, the outstanding notes may not be offered or sold, except in transactions that are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We currently do not anticipate that we will register the resale of the outstanding notes under the Securities Act.

See “Risk Factors” beginning on page 15 for a discussion of certain risks that you should consider before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus. We have agreed that, for a period of 180 days after the date of this prospectus (or such shorter period if a broker-dealer is no longer required to deliver the prospectus), we will make this prospectus available to any broker-dealer for use in connection with such resales. See “Plan of Distribution.”

If you are an affiliate of ours or any Guarantor, or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, then you cannot rely on the applicable interpretations of the Securities and Exchange Commission and you must comply with the registration requirements of the Securities Act in connection with any resale of the exchange notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 9, 2018.

You should rely only on the information contained or incorporated by reference in this prospectus or in any additional written communication prepared by or authorized by us. We have not authorized anyone to provide you with any information or represent anything about us, our financial results or the exchange offer that is not contained in or incorporated by reference into this prospectus or in any additional written communication prepared by or on behalf of us. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to exchange the outstanding notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus or in any additional written communication prepared by or on behalf of us is accurate only as of the date on its cover page and that any information incorporated by reference herein is accurate only as of the date of the document containing such information incorporated by reference.

None of the Issuers, the Guarantors, the trustee, the exchange agent or any of their respective affiliates makes any recommendation as to whether or not you should tender outstanding notes pursuant to the exchange offer, and no one has been authorized by any of them to make such recommendations. You should make your own decisions as to whether to tender outstanding notes, and, if so, the principal amount of outstanding notes to tender.

As used in this prospectus, unless otherwise indicated or required by the context, the terms “Broadcom,” “we,” “our,” “us” and the “Company” refer to Broadcom Parent and its consolidated subsidiaries, the term the “Issuers” refers only to the Issuers and not to any of their respective subsidiaries or parent companies and the term “Guarantors” refers only to the Guarantors and not to any of their respective subsidiaries or parent companies.

We report financial results on a 52- or 53-week fiscal year. Our fiscal year ends on the Sunday closest to October 31 in a 52-week year and on the first Sunday in November in a 53-week year. We refer to our fiscal years by the calendar year in which they end. For example, the fiscal year ended October 29, 2017 is referred to as “fiscal year 2017.”

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WHERE YOU CAN FIND MORE INFORMATION

The Issuers and the Guarantors have filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act with respect to the exchange offer. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to the Issuers, the Guarantors and the exchange notes, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, to the extent that contract or document is filed or incorporated as an exhibit to the registration statement, we refer you to the that exhibit.

Each of Broadcom Parent and Broadcom Cayman L.P. files annual, quarterly and other reports with the SEC. These SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Broadcom Parent or Broadcom Cayman L.P. files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges.

ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to those documents that are considered part of this prospectus but are filed separately with the SEC. Certain information that Broadcom Parent and Broadcom Cayman L.P. file after the date of this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, which Broadcom Parent and Broadcom Cayman L.P. have filed with the SEC under file numbers 001-37690 and 333-2025938, respectively, and any future filings made by Broadcom Parent and Broadcom Cayman L.P. with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the date the exchange offer is terminated (other than, in each case, documents or information deemed to have been furnished and not filed pursuant to Item 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K):

(1)	Broadcom Parent’s and Broadcom Cayman L.P.’s Annual Report on Form 10-K for the fiscal year ended October 29, 2017, filed with the SEC on December 21, 2017;

(2)	Broadcom Parent’s and Broadcom Cayman L.P.’s Current Reports on Form 8-K filed with the SEC on November 2, 2017, November 6, 2017, November 17, 2017 (other than Item 7.01 and Exhibit 99.1) and December 6, 2017 (Items 5.02 and 8.01 only); and

(3)	Broadcom Parent’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on February 17, 2017.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

See “Where You Can Find More Information” above for further information concerning how to obtain copies of these SEC filings.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that we incorporate by reference into this prospectus. You should direct requests for documents to:

Broadcom Limited

Attn: Investor Relations

1320 Ridder Park Drive

San Jose, California 95131 U.S.A.

Telephone: +1 (408) 433-7400

These documents can also be requested through, and are available in, the Investor Center section of our website, which is located at http://www.broadcom.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN JANUARY 31, 2018, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus and may not contain all of the information that may be important to you. You should carefully read this together with the entire prospectus, and the documents incorporated by reference, including the “Risk Factors” section, the historical financial statements and the notes to those financial statements.

Broadcom

We are a leading designer, developer and global supplier of a broad range of semiconductor devices with a focus on complex digital and mixed signal complementary metal oxide semiconductor (“CMOS”) based devices and analog III-V based products. We have a history of innovation and offer thousands of products that are used in end products such as enterprise and data center networking, home connectivity, set-top boxes, broadband access, telecommunication equipment, mobile handsets and base stations, data center servers and storage systems, factory automation, power generation and alternative energy systems, and electronic displays. We differentiate ourselves through our high performance design and integration capabilities and focus on developing products for target markets where we believe we can earn attractive margins.

Corporate Information

The Singapore company registration number of Broadcom Parent is 201505572G. The address of our registered office is 1 Yishun Avenue 7, Singapore 768923, and our telephone number is +65-6755-7888. All of our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by Broadcom Parent.

The address of Broadcom Cayman L.P.’s registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The address of Broadcom Corporation is 1320 Ridder Park Drive, San Jose, California 95131.

The address of Cayman Finance’s registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The website address of Broadcom Parent is www.broadcom.com. The information on, or accessible through, our website is not part of this prospectus.

Corporate Structure

The following chart summarizes our corporate structure. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the Issuers or the Guarantors:

The Exchange Offer

In this prospectus, (1) the term “outstanding notes” refers to the outstanding 2.375% Senior Notes due 2020 (the “2020 Notes”), 3.000% Senior Notes due 2022 (the “2022 Notes”), 3.625% Senior Notes due 2024 (the “2024 Notes”), 3.875% Senior Notes due 2027 (the “2027 Notes”), 2.200% Senior Notes due 2021 (the “2021 Notes”), 2.650% Senior Notes due 2023 (the “2023 Notes”), 3.125% Senior Notes due 2025 (the “2025 Notes”) and 3.500% Senior Notes due 2028 (the “2028 Notes”), the related guarantees of the 2020 Notes, 2022 Notes, 2024 Notes and 2027 Notes issued in a private placement on January 19, 2017 for a total aggregate principal amount of $13,550,000,000 and the related guarantees of the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes issued in a private placement on October 17, 2017 for a total aggregate principal amount of $4,000,000,000; (2) the term “exchange notes” refers to the 2020 Notes, 2022 Notes, 2024 Notes, 2027 Notes, the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes and the related guarantees offered by this prospectus in exchange for the outstanding notes; and (3) the term “notes” refers, collectively, to the outstanding notes and the exchange notes.

The summary below describes the principal terms of the exchange offer. See also the section of this prospectus titled “The Exchange Offer,” which contains a more detailed description of the terms and conditions of the exchange offer.

General	In connection with private placements completed in January 2017 and October 2017, we entered into registration rights agreements with the purchasers of the outstanding notes in which we agreed, among other things, to use our commercially reasonable efforts to cause the exchange offer described in this prospectus to be consummated on the earliest practicable date after the registration statement of which this prospectus forms a part has become effective, but in no event later than July 13, 2018 (in the case of the 2020 Notes, the 2022 Notes, the 2024 Notes and the 2027 Notes) and April 10, 2019 (in the case of the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes). You are entitled to exchange in the exchange offer your outstanding notes for exchange notes, which are identical in all material respects to the outstanding notes except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights that are applicable to the outstanding notes under the registration rights agreements; and

•	the provisions of the registration rights agreements that provide for payment of additional amounts upon a registration default are no longer applicable.

The Exchange Offer

We are offering to exchange up to $2,750,000,000 aggregate principal amount of 2020 Notes and the related guarantees, $3,500,000,000 aggregate principal amount of 2022 Notes and the related guarantees, $2,500,000,000 aggregate principal amount of 2024 Notes and the related guarantees, $4,800,000,000 aggregate principal amount of 2027 Notes and the related guarantees, $750,000,000 aggregate principal amount of 2021 Notes and the related guarantees,

$1,000,000,000 aggregate principal amount of 2023 Notes and the related guarantees, $1,000,000,000 aggregate principal amount of 2025 Notes and the related guarantees, $1,250,000,000 aggregate principal amount of 2028 Notes and the related guarantees, in each case the offer and sale of which have been registered under the Securities Act, for any and all of outstanding 2020 Notes and the related guarantees, 2022 Notes and the related guarantees, 2024 Notes and the related guaranteed, 2027 Notes and the related guarantees, 2021 Notes and the related guarantees, 2023 Notes and the related guarantees, 2025 Notes and the related guarantees, 2028 Notes and the related guarantees, respectively.

Outstanding notes may be exchanged only in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Subject to the satisfaction or waiver of specified conditions, we will exchange the exchange notes for all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Resale	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without the requirement to comply with the registration and prospectus-delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Expiration Date	The exchange offer expires at 11:59 p.m., New York City time, on February 7, 2018, unless extended by us. We do not currently intend to extend the expiration date.

Withdrawal

You may withdraw any tender of your outstanding notes at any time prior to the expiration of the exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes bear interest at the following rates: 2.375% per annum for the 2020 Notes; 3.000% per annum for the 2022 Notes; 3.625% per annum for the 2024 Notes; 3.875% per annum for the 2027 Notes; 2.200% per annum for the 2021 Notes; 2.650% per annum for the 2023 Notes; 3.125% per annum for the 2025 Notes; and 3.500% per annum for the 2028 Notes. In each case, the exchange notes bear interest from the most recent date on which interest has been paid on the notes. The interest on the notes is payable on January 15 and July 15 of each year. No interest will be paid on outstanding notes following their acceptance for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may assert or waive. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	Unless you hold your notes through The Depository Trust Company (“DTC”), if you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through DTC and wish to participate in the exchange offer, you must comply with the procedures under DTC’s Automated Tender Offer Program by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are not an “affiliate” of ours or of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant under the registration rights agreements. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in the registration rights agreements. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indentures under which the outstanding notes were issued, except we will not have any further obligation to you to provide for the exchange and registration of the outstanding notes and related guarantees under the registration rights agreements. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indentures under which the outstanding notes were issued. In general, the outstanding notes may not be offered or sold, except in a transaction that is registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not anticipate that we will register the offer and sale of the outstanding notes under the Securities Act.

U.S. Federal Income Tax Consequences of the Exchange Offer	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer. See “Use of Proceeds.”

Exchange Agent	Wilmington Trust, National Association, is the exchange agent for the exchange offer. The address of the exchange agent is set forth under “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the outstanding notes and the exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the offer and sale of the exchange notes will be registered under the Securities Act and the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional payments upon a failure to fulfill certain of our obligations under the registration rights agreements.

Issuers	Broadcom Corporation, a California corporation, and Broadcom Cayman Finance Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Securities Offered	$2,750,000,000 aggregate principal amount of 2.375% Senior Notes due 2020 (the “2020 Notes”) and the related guarantees.

$3,500,000,000 aggregate principal amount of 3.000% Senior Notes due 2022 (the “2022 Notes”) and the related guarantees.

$2,500,000,000 aggregate principal amount of 3.625% Senior Notes due 2024 (the “2024 Notes”) and the related guarantees.

$4,800,000,000 aggregate principal amount of 3.875% Senior Notes due 2027 (the “2027 Notes”) and the related guarantees.

$750,000,000 aggregate principal amount of 2.200% Senior Notes due 2021 (the “2021 Notes”) and the related guarantees.

$1,000,000,000 aggregate principal amount of 2.650% Senior Notes due 2023 (the “2023 Notes”) and the related guarantees.

$1,000,000,000 aggregate principal amount of 3.125% Senior Notes due 2025 (the “2025 Notes”) and the related guarantees.

$1,250,000,000 aggregate principal amount of 3.500% Senior Notes due 2028 (the “2028 Notes”) and the related guarantees.

Maturity	January 15, 2020 for the 2020 Notes.

January 15, 2022 for the 2022 Notes.

January 15, 2024 for the 2024 Notes.

January 15, 2027 for the 2027 Notes.

January 15, 2021 for the 2021 Notes.

January 15, 2023 for the 2023 Notes.

January 15, 2025 for the 2025 Notes.

January 15, 2028 for the 2028 Notes.

Interest Rate	2.375% per annum for the 2020 Notes.

3.000% per annum for the 2022 Notes.

3.625% per annum for the 2024 Notes.

3.875% per annum for the 2027 Notes.

2.200% per annum for the 2021 Notes.

2.650% per annum for the 2023 Notes.

3.215% per annum for the 2025 Notes.

3.500% per annum for the 2028 Notes.

Interest Payment Dates	Interest on each series of notes will be payable semi-annually in cash in arrears on January 15 and July 15 of each year, commencing on July 15, 2018. Interest accrues from the most recent date on which interest has been paid on the outstanding notes or the exchange notes or, if no interest has been paid, from January 19, 2017 (in the case of the 2020 Notes, the 2022 Notes, the 2024 Notes and 2027 Notes) and October 17, 2017 (in the case of the 2021 Notes, the 2023 Notes, the 2025 Notes and 2028 Notes).

Guarantees	Each series of notes initially will be fully and unconditionally guaranteed, jointly and severally, on an unsecured and unsubordinated basis by Broadcom Limited and Broadcom Cayman L.P. (collectively, the “Guarantors”).

The guarantees of Broadcom Cayman L.P. may be released under certain circumstances. See “Description of Notes—Guarantees.”

Ranking	The notes and the guarantees will be the Issuers’ and the Guarantors’ respective senior unsecured obligations and will:

•	rank equally in right of payment with all of the Issuers’ and the Guarantors’ respective existing and future senior unsecured unsubordinated indebtedness, including Broadcom Corporation’s obligations under the $139 million aggregate principal amount, consisting of $117 million aggregate principal amount 2.700% Senior Notes due November 2018, $9 million aggregate principal amount 2.500% Senior Notes due August 2022, $7 million aggregate principal amount 3.500% Senior Notes due August 2024 and $6 million aggregate principal amount 4.500% Senior Notes due August 2034 that remained outstanding as of October 29, 2017 (collectively, the “Existing Broadcom Notes”);

•	rank senior in right of payment to the Issuers’ and the Guarantors’ respective existing and future subordinated indebtedness;

•	be effectively subordinated in right of payment to the Issuers’ and the Guarantors’ respective existing and future secured obligations, to the extent of the assets securing such obligations; and

•	be structurally subordinated in right of payment to any existing and future indebtedness or other liabilities, including trade payables, of the Issuers’ and the Guarantors’ respective subsidiaries (except Broadcom Cayman L.P., Cayman Finance and Broadcom Corporation).

Optional Redemption	The Issuers may, at their option, redeem or repurchase the notes of each series, in whole or in part, at any time and from time to time prior to January 15, 2020 (in the case of the 2020 Notes), December 15, 2021 (in the case of the 2022 Notes), November 15, 2023 (in the case of the 2024 Notes), October 15, 2026 (in the case of the 2027 Notes), January 15, 2021 (in the case of the 2021 Notes), December 15, 2022 (in the case of the 2023 Notes), November 15, 2024 (in the case of the 2025 Notes) and October 15, 2027 (in the case of the 2028 Notes), at a price equal to 100% of the principal amount of the notes of such series to be redeemed, plus a “make-whole” premium, which is described under “Description of Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to, but excluding the redemption date.

On or after December 15, 2021 (in the case of the 2022 Notes), November 15, 2023 (in the case of the 2024 Notes), October 15, 2026 (in the case of the 2027 Notes), December 15, 2022 (in the case of the 2023 Notes), November 15, 2024 (in the case of the 2025 Notes) and October 15, 2027 (in the case of the 2028 Notes), the Issuers may redeem or repurchase all or any part of the notes of the applicable series, at any time or from time to time, at a redemption price equal to 100% of the aggregate principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. See “Description of Notes—Optional Redemption.”

Additional Amounts; Redemption for Taxation Reasons

If payments made by the Issuers or any Guarantor are subject to any withholding or deduction of taxes by certain relevant tax jurisdictions (other than the United States or any of its political subdivisions), subject to certain exceptions, the Issuers and such Guarantor are required to pay the additional amounts necessary so that the net amount received by the holders of the notes after the withholding or deduction is not less than the amount that they would have received in the absence of the withholding or deduction. In the event that certain changes in the tax law of any relevant jurisdiction would impose withholding taxes on payments on the notes, the Issuers may redeem a series of notes in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption. See “Description of Notes—Additional Amounts” and “Description of Notes—Redemption for Taxation Reasons.”

Change of Control Triggering Event	If we experience a Change of Control Triggering Event (as defined under “Description of Notes”), each holder of notes may require us to repurchase some or all of its notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but excluding, the repurchase date. See “Description of Notes—Purchase of Notes upon a Change of Control Triggering Event.”

Certain Covenants	The indentures governing the notes contain covenants that limit, among other things, the ability of the Issuers, the Guarantors and their subsidiaries to:

•	incur certain secured debt;

•	enter into certain sale and lease-back transactions; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of Notes—Certain Covenants.”

Book-Entry	The exchange notes will be issued in book-entry form and will be represented by global certificates deposited with, or on behalf of, DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the exchange notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee; and these interests may not be exchanged for certificated notes, except in limited circumstances. See “Description of Notes—Book-Entry, Delivery and Form” and “Description of Notes—Exchange of Global Notes for Certificated Notes.”

No Listing	The exchange notes will not be listed on any securities exchange or market.

Risk Factors

You should carefully consider all of the information included and incorporated by reference in this prospectus, including the risks under the heading “Risk Factors” in the Annual Report on Form 10-K for the fiscal year ended October 29, 2017 filed by each of Broadcom Limited and Broadcom Cayman L.P., and in this prospectus beginning on page 15, as well as in the other reports we file from time to time with the SEC that are incorporated by reference herein. In addition, you should review the information set forth under “Forward-Looking Statements” before deciding to tender your outstanding notes in the exchange offer.

SUMMARY CONSOLIDATED FINANCIAL DATA

Set forth below are summary consolidated financial data of Broadcom Limited and Broadcom Cayman L.P., at the dates and for the periods indicated.

The following summary consolidated financial data relate to each of the five fiscal years in the period ended October 29, 2017. The financial data for each of the five fiscal years in the period ended October 29, 2017 were derived from the Company’s audited consolidated financial statements. For more information see the audited consolidated financial statements for the fiscal year ended October 29, 2017 in Broadcom Parent’s and Broadcom Cayman L.P.’s Annual Report on Form 10-K incorporated by reference into this prospectus.

The following summary consolidated financial data should be read in conjunction with the respective consolidated financial statements and the related notes, “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data in Broadcom Parent’s and Broadcom Cayman L.P.’s Annual Report on Form 10-K incorporated by reference into this prospectus. The consolidated financial data may not be indicative of our future performance. We report financial results on a 52-or 53-week fiscal year. Our fiscal year ends on the Sunday closest to October 31 in a 52-week year and on the first Sunday in November in a 53-week year. We refer to our fiscal years by the calendar year in which they end. For example, the fiscal year October 29, 2017 is referred to as “fiscal year 2017.”

	Fiscal Year Ended
	October 29, 2017	October 30, 2016	November 1, 2015	November 2, 2014	November 3, 2013
	(In millions, except per share amounts)
Statement of Operations Data: (1)
Net revenue	$17,636	$13,240	$6,824	$4,269	$2,520
Cost of products sold:
Cost of products sold (2)	6,593	5,295	2,750	1,911	1,251
Purchase accounting effect on inventory	4	1,185	30	210	9
Amortization of acquisition-related intangible assets	2,511	763	484	249	61
Restructuring charges (3)	19	57	7	22	1

Total cost of products sold	9,127	7,300	3,271	2,392	1,322

Gross margin	8,509	5,940	3,553	1,877	1,198
Research and development	3,292	2,674	1,049	695	398
Selling, general and administrative (2)	787	806	486	407	222
Amortization of acquisition-related intangible assets	1,764	1,873	249	197	24
Restructuring, impairment and disposal charges (3)	161	996	137	140	2
Litigation settlements (4)	122	—	—	—	—

Total operating expenses	6,126	6,349	1,921	1,439	646

Operating income (loss) (5)	2,383	(409)	1,632	438	552
Interest expense (6)	(454)	(585)	(191)	(110)	(2)
Loss on extinguishment of debt (7)	(166)	(123)	(10)	—	—
Other income, net	62	10	36	14	18

Income (loss) from continuing operations before income taxes	1,825	(1,107)	1,467	342	568
Provision for income taxes (8)	35	642	76	33	16

Income (loss) from continuing operations	1,790	(1,749)	1,391	309	552
Loss from discontinued operations, net of income taxes (9)	(6)	(112)	(27)	(46)	—

Net income (loss)	1,784	(1,861)	1,364	263	552
Net income (loss) attributable to noncontrolling interest (10)	92	(122)	—	—	—

Net income (loss) attributable to ordinary shares	$1,692	$(1,739)	$1,364	$263	$552

	Fiscal Year Ended
	October 29, 2017	October 30, 2016	November 1, 2015	November 2, 2014	November 3, 2013
	(In millions, except per share amounts)

Income (loss) per ordinary share (diluted):
Income (loss) per share from continuing operations	$4.03	$(4.57)	$4.95	$1.16	$2.19
Loss per share from discontinued operations	(0.01)	(0.29)	(0.10)	(0.17)	—

Net income (loss) per share	$4.02	$(4.86)	$4.85	$0.99	$2.19

Cash dividend declared and paid per ordinary share	$4.08	$1.94	$1.55	$1.13	$0.80

	October 29, 2017	October 30, 2016	November 1, 2015	November 2, 2014	November 3, 2013
	(In millions)
Balance Sheet Data: (1)
Cash and cash equivalents (11)	$11,204	$3,097	$1,822	$1,604	$985
Total assets	$54,418	$49,966	$10,515	$10,376	$3,415
Debt and capital lease obligations	$17,569	$13,642	$3,872	$5,395	$2
Total shareholders’ equity	$23,186	$21,876	$4,714	$3,243	$2,886
Other Financial Data:
Earnings to fixed charges ratio (12)	4.2	—	7.6	3.7	94.4

Shareholders’ equity, partners’ capital and the Limited Partners’ noncontrolling interest in Broadcom are the primary areas of difference between the consolidated financial statements of Broadcom and those of the Partnership. The following table sets forth certain Partnership data, as well as these primary differences.

	Fiscal Year Ended
	October 29, 2017	October 30, 2016	November 1, 2015	November 2, 2014	November 3, 2013
	(In millions, except per share amounts)
Partnership Data:
General Partner’s interest in net income (loss)	$1,692	$(2,116)	$—	$—	$—
Limited Partners’ interest in net income (loss)	$92	$(122)	$—	$—	$—
Net income attributable to ordinary shareholders	$—	$377	$1,364	$263	$552
Cash distribution paid per restricted exchangeable partnership unit	$4.08	$1.50	$—	$—	$—
Cash distribution paid to General Partner	$1,756	$594	$—	$—	$—
Cash dividends paid per ordinary share	$—	$0.44	$1.55	$1.13	$0.80

Total partners’ capital/shareholders’ equity	$23,083	$21,876	$4,714	$3,243	$2,886

(1)	On February 1, 2016, we acquired Broadcom Corporation for total consideration of approximately $35.7 billion. On May 5, 2015, we acquired Emulex Corporation for total consideration of approximately $587 million. On August 12, 2014, we acquired PLX Technology, Inc. for total consideration of approximately $308 million. On May 6, 2014, we acquired LSI Corporation for total consideration of approximately $6.5 billion. On June 28, 2013, we acquired CyOptics, Inc. for total consideration of approximately $380 million. The results of operations of the acquired companies and estimated fair value of assets acquired and liabilities assumed were included in our financial statements from the respective acquisition dates.
(2)	We incurred acquisition-related costs of $98 million, $139 million, $74 million and $74 million in fiscal years 2017, 2016, 2015 and 2014, respectively, of which $97 million, $138 million, $71 million and $67 million were presented as part of operating expenses, and the remainder was presented as part of cost of products sold.

(3)	Fiscal years 2017, 2016, 2015 and 2014 restructuring charges primarily reflect actions taken to implement planned cost reduction and restructuring activities in connection with the acquisitions. We also incurred $56 million, $590 million and $61 million in-process research and development and other asset impairment charges in fiscal years 2017, 2016 and 2015, respectively.
(4)	Primarily represents litigation charges associated with certain legal settlement agreements.
(5)	Includes share-based compensation expense of $920 million, $664 million, $232 million, $153 million and $77 million for fiscal years 2017, 2016, 2015, 2014 and 2013, respectively. Share-based compensation expense includes the impact of equity awards assumed as part of the acquisitions, as well as the impact of special long-term compensation and retention equity awards.
(6)	Interest expense in fiscal years 2017 and 2016 includes coupon and contractual interest, accretion of the original issue discount, amortization of debt issuance costs related to our outstanding debt and debt modification fees related to financing the Broadcom merger. Interest expense in fiscal years 2015 and 2014 includes interest on the 2.0% Convertible Senior Notes due 2021.
(7)	Loss on extinguishment of debt was primarily due to the debt issuance cost write-off that resulted from repayments of certain debt.
(8)	Our provision for income taxes for fiscal year 2017 primarily relates to income from continuing operations, partially offset by $273 million of excess tax benefits from share-based awards recognized upon adoption of an accounting standards update. Our provision for income taxes for fiscal year 2016 included $93 million of expenses related to the undistributed earnings of foreign operations that were previously considered indefinitely reinvested, partially offset by income tax benefits from losses on continuing operations and the recognition of previously unrecognized tax benefits as a result of audit settlements. For fiscal years 2015, 2014, 2013 our provision for income taxes fluctuates mainly based on changes in jurisdictional mix of income.
(9)	During fiscal years 2016, 2015 and 2014, we sold certain businesses related to the acquisitions of Broadcom Corporation, Emulex and LSI for a gain of $36 million, a loss of $14 million and a gain of $18 million, respectively.
(10)	As a result of Broadcom’s controlling interest in the Partnership, we consolidate the financial results of the Partnership and present a noncontrolling interest for the portion of the Partnership it does not own in our consolidated financial statements. This represents the portion of net income (loss) attributable to the economic interest in the Partnership owned by the Limited Partners.
(11)	The Partnership’s cash and cash equivalents at October 29, 2017 and October 30, 2016 were $11.0 billion and $3.0 billion, respectively. The balance differences result from the timing of capital contributions from Broadcom to the Partnership and distributions from the Partnership to Broadcom.
(12)	Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and accretion of debt discount, capitalized interest and an estimate of interest expense within rental expense. Earnings consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest. Earnings for the fiscal year 2016 were inadequate to cover fixed charges as the coverage deficiency was $1,123 million.

RISK FACTORS

Before deciding to tender your outstanding notes in the exchange offer, you should consider the risks described below and the other information included or incorporated by reference in this prospectus, including the risks under the heading “Risk Factors” in the Annual Report on Form 10-K for the fiscal year ended October 29, 2017 filed by each of Broadcom Limited and Broadcom Cayman L.P., as well as the other reports we file from time to time with the SEC that are incorporated by reference herein. The risks and uncertainties described below and in the incorporated documents are not the only risks and uncertainties that we face. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In any such case, the market price of our exchange notes could decline and you could lose all or part of your investment. In addition, we may not be able to make payments of interest and principal on the exchange notes. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in this prospectus. In addition to the risk factors incorporated by reference herein, you should consider the additional risk factors below.

Risks Relating to the Exchange Offer

If you do not exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the applicable offering memorandum distributed in connection with the private offerings of the outstanding notes. In general, the outstanding notes may not be offered or sold unless in transactions that are registered, or exempt from registration, under, or not subject to, the Securities Act (including pursuant to Rule 144 under the Securities Act, as and when available) and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Prospectus Summary—The Exchange Offer” and “The Exchange Offer” for information on how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the aggregate principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to reduction in liquidity. In addition, if you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to exchange your outstanding notes for exchange notes registered under the Securities Act and you will no longer be entitled to have your outstanding notes registered for resale under the Securities Act.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We do not intend to apply for listing of the exchange notes on any securities exchange or market. The exchange notes are a new issue of securities for which there is no established public market. The initial purchasers in the private offerings of the outstanding notes may make a market in the exchange notes as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in any of the exchange notes, and they may discontinue their market-making activities at any time without notice. In addition, such market-making activity may be limited during the pendency of the exchange offer. Therefore, an active market for any of the exchange notes may not develop or, if developed, it may not continue. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

As of October 29, 2017, our total consolidated indebtedness under our senior unsecured notes that were issued and sold in January 2017 and October 2017, collectively, was $17,689 million. See “Capitalization.”

Our substantial indebtedness could have important consequences including:

•	increasing our vulnerability to adverse general economic and industry conditions;

•	exposing us to interest rate risk to the extent of our variable rate indebtedness, and we do not typically hedge against changes in interest rates;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy, acquisitions and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes.

See “Description of Other Indebtedness.”

We receive debt ratings from the major credit rating agencies in the United States. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities. Liquidity, asset quality, cost structure, reserve mix and commodity pricing levels could also be considered by the rating agencies. A ratings downgrade could adversely impact our ability to access debt markets in the future and increase the cost of current or future debt.

The instruments governing our indebtedness impose restrictions on our business.

The indentures governing the notes contain covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business, to plan for, or react to, changes in market conditions or our capital needs and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations on our ability to incur certain secured debt, enter into certain sale and lease-back transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. You are not protected under the indentures governing the notes in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of Notes—Certain Covenants—Limitation on Mergers and Other Transactions.”

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on, and to refinance our debt, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under the notes and any future indebtedness we may incur and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our outstanding indebtedness or future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms when needed, which could result in a default on our indebtedness.

The guarantee of Broadcom Cayman L.P. may be automatically and unconditionally released under certain circumstances.

The guarantee by Broadcom Cayman L.P. will be automatically and unconditionally released at such time, if any, as (i) Broadcom Cayman L.P. is eligible to suspend its reporting obligation under Section 15(d) of the Exchange Act and (ii) the guarantee by Broadcom Parent would comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision) with respect to the Issuers to allow Broadcom Parent’s financial statements to meet the applicable SEC filing requirements without the guarantee of Broadcom Cayman L.P. At such time, Broadcom Cayman L.P. will also be automatically and unconditionally released substantially simultaneously from its obligations under the notes. The guarantee by Broadcom Cayman L.P. is being provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under SEC rules and will not be subject to the restrictive covenants in the indentures. You should not assign any value to such guarantee.

The guarantees may be released under other circumstances described under “Description of Notes—Guarantees.”

Following the release of a guarantee in accordance with the terms of the indentures, you will not have a claim as a creditor against any entity that is no longer a Guarantor.

Claims of holders of the notes will be structurally subordinated to claims of creditors of our non-guarantor subsidiaries.

The notes will be guaranteed by the Guarantors and will not be guaranteed by the Issuers’ subsidiaries. Payments on the notes are required to be made only by the Issuers and the Guarantors. As a result, no payments are required to be made from assets of the Issuers’ non-guarantor subsidiaries, unless those assets are transferred by dividend or otherwise to an Issuer or a Guarantor. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that non-guarantor subsidiary before any of those assets are made available to the Issuers. Consequently, your claims in respect of the notes will be structurally subordinated to all existing and future liabilities and obligations of the Issuers’ non-guarantor subsidiaries. As of October 29, 2017, the Issuers’ non-guarantor subsidiaries had no indebtedness outstanding (excluding intercompany indebtedness).

Fraudulent transfer laws, and similar laws in applicable foreign jurisdictions, may permit a court to void the notes and/or the guarantees, and, if that occurs, you may not receive any payments on the notes.

Fraudulent transfer and conveyance laws, and similar laws in applicable foreign jurisdictions, may apply to the issuance of the notes and the incurrence of the guarantees. Under bankruptcy laws and fraudulent transfer or conveyance laws, which may vary from state to state and jurisdiction to jurisdiction, and other similar laws in applicable foreign jurisdictions, the notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if the Issuers or any of the Guarantors, as applicable, (i) issued the notes and/or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (ii) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (ii) only, one of the following is also true at the time thereof:

•	the Issuers or any of the Guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left the Issuers or any of the Guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	the Issuers or any of the Guarantors intended to, or believed that the Issuers or such Guarantor would, incur debts beyond the Issuer’s or the Guarantor’s ability to pay as they mature; or

•	the Issuers or any of the Guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against the Issuers or such Guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a Guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the Guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not the Issuers or the Guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the guarantees would be subordinated to the Issuers’ or any of our Guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or that guarantee, could subordinate the notes or that guarantee to presently existing and future indebtedness of the Issuers or of the related Guarantor or could require the holders of the notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes or the guarantees thereof could result in an event of default with respect to the Issuers’ and their subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, a bankruptcy court may subordinate the claims in respect of the notes or the guarantees thereof to other claims against the Issuers or the Guarantors under the principle of equitable subordination if the court determines that (1) the holder of the notes or the guarantees thereof engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of the notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

Insolvency laws of jurisdictions outside the United States may not be as favorable to you as the U.S. bankruptcy laws and may preclude holders of the notes from recovering payments due under the notes.

Cayman Finance is incorporated under the laws of the Cayman Islands, and the Guarantors are incorporated or organized in Singapore and the Cayman Islands. The insolvency laws of these jurisdictions may not be as favorable to your interests as creditors as the laws of the United States or other jurisdictions with which you may be familiar, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and the duration of the proceeding.

See “Limitations on Validity and Enforceability of the Guarantees” for a description of the insolvency laws in the Cayman Islands and Singapore, which could limit the enforceability of the guarantees.

In the event that any one or more of the Issuers, the Guarantors, any future guarantors, if any, or any other of the Issuers’ subsidiaries experienced financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings. Guarantees provided by entities organized in jurisdictions not discussed in this prospectus are also subject to material limitations pursuant to their terms, by statute or otherwise. Any enforcement of the guarantees after bankruptcy or an insolvency event in such other jurisdictions will be subject to the insolvency laws of the relevant entity’s jurisdiction of organization or other jurisdictions. The insolvency and other laws of each of these jurisdictions may be materially different from, or in conflict with, each other, including in the areas of rights of secured and other creditors, the ability to void preferential transfer, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s laws should apply, adversely affect the ability of holders of the notes to enforce their rights under the guarantees in these jurisdictions and limit any amounts that such holders of the notes may receive.

You may be unable to enforce judgments obtained in the United States and foreign courts against Cayman Finance, the Guarantors or our or their respective directors and executive officers.

Certain of the directors and executive officers of Broadcom Corporation as well as Cayman Finance and the Guarantors are, and will continue to be, non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process in the United States on Cayman Finance and the Guarantors or the non-United States resident directors and executive officers or to enforce judgments of U.S. courts in any civil liabilities proceedings under the U.S. federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors and executive officers, Cayman Finance or such Guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against Cayman Finance or the Guarantors, whether or not predicated upon the federal securities laws of the United States. See “Service of Process and Enforcement of Civil Liabilities.”

Because each Guarantor’s liability under its guarantee may be reduced to zero or avoided or the guarantees of certain Guarantors may be released under certain circumstances, you may not receive any payments from some or all of the Guarantors.

It is anticipated that the notes will have the benefit of the guarantees of the Guarantors. However, the guarantees will be limited to the maximum amount that the Guarantors are permitted to guarantee under applicable law. As a result, a Guarantor’s liability under a guarantee could be reduced to zero depending on the limitations and other requirements of applicable law and/or the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee, or subordinate the guarantee to other obligations of the guarantor. See “—Fraudulent transfer laws, and similar laws in applicable foreign jurisdictions, may permit a court to void the notes and/or the guarantees and, if that occurs, you may not receive any payment on the Notes.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Notes—Guarantees.”

As a result, an entity’s liability under its guarantee could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee granted by a company that is not in the company’s corporate interests or where the burden of that guarantee exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee and that the applicable court may determine that the guarantee should be limited or voided. In the event that any guarantees are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee apply, the notes would be effectively subordinated to all liabilities, including trade payables, of the applicable Guarantor.

We may not be able to repurchase the Notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event (as defined under “Description of Notes”), the Issuers will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of repurchase. See “Description of Notes—Purchase of Notes upon a Change of Control Triggering Event.” The source of funds for any purchase of the notes will be the Issuers’ available cash or cash generated from the Issuers’ subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The Issuers may not be able to repurchase the notes upon a Change of Control Triggering Event because they may not have sufficient financial resources to purchase all of the notes that are tendered upon a Change of Control Triggering Event. Further, the Issuers may be contractually restricted under the terms of other debt we may incur in the future from repurchasing all of the notes tendered by holders upon a Change of Control Triggering Event. Accordingly, the Issuers may not be able to satisfy their obligations to purchase the notes unless they are able to refinance or obtain waivers under such other indebtedness. Such failure to repurchase any tendered notes upon a change of control would cause a default under the indentures governing the notes. Any of our future debt agreements may contain similar provisions.

Holders of the notes may not be able to determine when a Change of Control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of the assets of Broadcom Parent.

The definition of Change of Control contained in each of the indentures governing the notes includes a phrase relating to the sale of “all or substantially all” of the assets of Broadcom Parent. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase its notes as a result of a sale of less than all of the assets of Broadcom Parent to another person may be uncertain. In addition, some important corporate events, such as leveraged recapitalizations or the sale of Broadcom Parent to a public company that does not have a majority shareholder, may not, under the indentures governing the notes, constitute a Change of Control that would require the Issuers to repurchase the notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of Notes—Purchase of Notes upon a Change of Control Triggering Event.”

There are currently no markets for the notes, and active trading markets may not develop for the notes.

There are currently no established trading markets for the notes. We do not intend to list the notes on any national securities exchange or for quotation on any automated dealer quotation systems.

The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of the notes;

•	our results of operations and financial performance;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

An active market for the notes may not develop and, if it develops, it may not continue.

The trading prices of the notes may be volatile and can be directly affected by many factors, including our credit rating.

To the extent trading markets for the notes develop, the trading prices of the notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for debt securities, general economic conditions and securities analysts’ recommendations, if any, regarding our securities.

Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading prices of the notes, or the trading market for the notes, to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading prices of the notes.

FORWARD-LOOKING STATEMENTS

The information in this prospectus and the documents incorporated by reference herein should be read in conjunction with the consolidated financial statements and notes thereto included in Broadcom Parent’s and Broadcom Cayman L.P.’s Annual Report on Form 10-K for the fiscal year ended October 29, 2017 (the “Annual Report”), which is incorporated by reference herein. This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the federal securities laws. These statements are indicated by words or phrases such as “anticipate,” “expect,” “estimate,” “seek,” “plan,” “believe,” “could,” “intend,” “will,” and similar words or phrases. These forward-looking statements may include the proposed transaction involving Broadcom Limited and Qualcomm Incorporated (“Qualcomm”), and the expected benefits of the proposed transaction; projections of financial information; statements about historical results that may suggest trends for our business; statements of the plans, strategies, and objectives of management for future operations; statements of expectation or belief regarding future events (including any acquisitions we may make), technology developments, our products, product sales, expenses, liquidity, cash flow and growth rates, or enforceability of our intellectual property rights; and the effects of seasonality on our business. Such statements are based on current expectations, estimates, forecasts and projections of our or industry performance and macroeconomic conditions, based on management’s judgment, beliefs, current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Accordingly, we caution you not to place undue reliance on these statements.

Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” herein and in Part I, Item 1A of the Annual Report. These factors include risks associated with our proposal to acquire Qualcomm, including: (i) the ultimate outcome of any possible transaction between Broadcom and Qualcomm; (ii) uncertainties as to whether Qualcomm will cooperate with us regarding the proposed transaction; (iii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers; (iv) the timing of the proposed transaction; (v) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approval); and (vi) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our effective tax rate, legislation that may impact our effective tax rate and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expense; any expense or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets;

our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

All of the forward-looking statements in this prospectus and the documents incorporated by reference herein are qualified in their entirety by reference to the factors listed above and those discussed under the heading “Risk Factors” herein and in Part I, Item 1A of the Annual Report. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus and the documents incorporated by reference herein may not in fact occur. We undertake no intent or obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CAPITALIZATION

The following table sets forth the obligations and capitalization for each of Broadcom Parent and Broadcom Cayman L.P. as of October 29, 2017. This table should be read in conjunction with the information presented under the captions “Summary—Summary Historical Financial Data” in this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Annual Report and Broadcom Parent’s and Broadcom Cayman L.P.’s consolidated financial statements and related notes included or incorporated by reference in this prospectus.

(in millions)	As of October 29, 2017
Indebtedness (including short-term debt and current portion of long-term obligations):
2.375% Senior Notes due 2020	$2,750
3.000% Senior Notes due 2022	3,500
3.625% Senior Notes due 2024	2,500
3.875% Senior Notes due 2027	4,800
2.200% Senior Notes due 2021	750
2.650 % Senior Notes due 2023	1,000
3.125% Senior Notes due 2025	1,000
3.500% Senior Notes due 2028	1,250
2.70% Broadcom Corporation Senior Notes due November 2018	117
2.50%—4.50% Broadcom Corporation Senior Notes due August 2022—August 2034	22

Total indebtedness	17,689

Total partners’ capital/shareholders’ equity	23,083

Total capitalization	$40,772

USE OF PROCEEDS

None of Broadcom Corporation, Cayman Finance or the Guarantors will receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, Broadcom Corporation and Cayman Finance will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights or additional interest upon a failure to fulfill certain obligations under the registration rights agreements. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

THE EXCHANGE OFFER

General

We are offering to exchange a like principal amount of exchange notes for any or all outstanding notes on the terms and subject to the conditions set forth in this prospectus and accompanying letter of transmittal. We refer to the offer as the “exchange offer.” You may tender some or all of your outstanding notes pursuant to the exchange offer, in permitted denominations.

As of the date of this prospectus, $2,750,000,000 2.375% Senior Notes due 2020, $3,500,000,000 3.000% Senior Notes due 2022, $2,500,000,000 3.625% Senior Notes due 2024, $4,800,000,000 3.875% Senior Notes due 2027, $750,000,000 2.200% Senior Notes due 2021, $1,000,000,000 2.650% Senior Notes due 2023, $1,000,000,000 3.125% Senior Notes due 2025 and $1,250,000,000 3.500% Senior Notes due 2028 are outstanding. This prospectus, together with the letter of transmittal, is first being sent to all registered holders of outstanding notes known to us on or about January 9, 2018. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to the satisfaction or waiver of certain conditions set forth under “—Conditions to the Exchange Offer” below. We anticipate that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

We issued a total of $13.55 billion in aggregate principal amount of the outstanding notes on January 19, 2017 and a total of $4 billion in aggregate principal amount of the outstanding notes on October 17, 2017. In connection with the private offerings and sale of the outstanding notes, we and the Guarantors of the notes entered into registration rights agreements with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. The following description of the registration rights agreements is only a brief summary of the agreements. It does not purport to be complete and is qualified in its entirety by reference to all of the terms, conditions and provisions of the registration rights agreements. For further information, please refer to the registration rights agreements attached as exhibits to our Current Reports on Form 8-K filed with the SEC on January 20, 2017 and October 17, 2017 and listed in the exhibit index in the registration statement of which this prospectus forms a part. Pursuant to the registration rights agreements, we agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus forms a part to become effective and to cause the exchange offer to be consummated on the earliest practicable date after the date such registration statement has become effective, but in no event later than July 13, 2018 (in the case of the 2020 Notes, the 2022 Notes, the 2024 Notes and 2027 Notes) and April 10, 2019 (in the case of the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes). The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except that the offer and sale of the exchange notes will be registered under the Securities Act, and the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional payments upon a failure to fulfill certain of our obligations under the registration rights agreements.

Pursuant to the registration rights agreements and under the circumstances set forth below, we and the guarantors of the notes agreed to use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreements and to keep the shelf registration statement effective until the earliest to occur of the following: (1) when a registration statement with respect to the notes has become effective and such notes have been exchanged or disposed of pursuant to such registration statement, (2) when the notes cease to be outstanding, or (3) the date that is three years and six months from the respective closing date of the sale of the notes to the initial purchasers. These circumstances include:

•	if applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer;

•	if, for any other reason, we do not consummate the exchange offer on or before July 13, 2018 or April 10, 2019, as applicable;

•	if an initial purchaser of the outstanding notes notifies us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

•	certain holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the exchange notes acquired by them in the exchange offer to the public without delivering a prospectus.

If we fail to comply with specified obligations under the registration rights agreements, we will be required to pay additional interest to holders of the outstanding notes. Such additional interest will generally be required to be paid if:

•	we fail to consummate the exchange offer on or before July 13, 2018 or April 10, 2019, as applicable;

•	we are required to file a shelf registration statement, and we fail to file the shelf registration statement with the SEC on or before the 90th day after the date on which the shelf registration statement is required to be filed; or

•	after the registration statement of which this prospectus forms a part or the shelf registration statement, as the case may be, is effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions).

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you will acquire the exchange notes in the ordinary course of your business;

•	at the time of the commencement of the exchange offer, you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not our “affiliate” or an “affiliate” of any guarantor of the notes, as defined by Rule 405 of the Securities Act, or if you are an “affiliate,” you will comply with the registration and prospectus-delivery requirements of the Securities Act to the extent applicable; and

•	you are not engaged in, and do not intend to engage in, a distribution of exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus-delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not our “affiliate” or an “affiliate” of any guarantor of the notes as defined by Rule 405 of the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are our “affiliate,” or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

•	you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus-delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, or for the resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, we will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue $2,000 principal amount or an integral multiple of $1,000 in excess thereof of exchange notes in exchange for a corresponding principal amount of outstanding notes surrendered in the exchange offer. In exchange for each outstanding note surrendered in the exchange offer, we will issue exchange notes with a like principal amount.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except that the offer and sale of the exchange notes will be registered under the Securities Act and the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional payments upon a failure to fulfill certain of our obligations under the registration rights agreements. The exchange notes will be issued under and entitled to the benefits of the indentures that authorized the issuance of the outstanding notes. For a description of the indentures, see “Description of Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, there is outstanding a total of $17.55 billion aggregate principal amount of the outstanding notes. This prospectus and the letters of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements, the applicable requirements of the Exchange Act, and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and be entitled to the rights and benefits that such holders have under the indentures relating to such holders’ series of outstanding notes and the registration rights agreements, except we will not have any further obligations to provide for the registration of the outstanding notes under the registration rights agreements.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept outstanding notes for exchange upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the information under the caption “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on February 7, 2018. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of such exchange offer.

To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The notification will set forth, among other things, the approximate number of outstanding notes tendered to date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offer);

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied by giving written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreements, to amend the terms of the exchange offer in any manner. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•	any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer and “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution;” and

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the offer and sale of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration date.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indentures under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

•	complete, sign and date the letter of transmittal or a facsimile of the applicable letter of transmittal, have the signature(s) on such letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, you must comply with either of the following conditions:

•	the exchange agent must receive certificates for outstanding notes along with the applicable letter of transmittal prior to the expiration date;

•	the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and the applicable letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly instruct the registered holder to tender outstanding notes on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. We are not responsible for any delays in any such transfer.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act, unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also so indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

Any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our “affiliate” or an “affiliate” of any guarantor of the notes within the meaning of Rule 405 under the Securities Act;

•	you are not engaged in, and do not intend to engage in, and you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Our interpretation of the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and our resolution of all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured before the expiration date. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will we or any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, which we refer to as a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes, but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three Nasdaq Global Select Market trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal, within three Nasdaq Global Select Market trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to the expiration date. For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent;” or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the certificate numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine, in our reasonable discretion, all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust, National Association has been appointed as the exchange agent for the exchange offer. Wilmington Trust, National Association, also acts as trustee under the indentures governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Hand, Overnight Delivery or Mail

(Registered or Certified Mail Recommended):

Wilmington Trust, National Association

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-1626

Attention: Exchange

By Facsimile: (302) 636-4139 Attention: Exchange	Other Inquiries: DTC2@WilmingtonTrust.com

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective. Fax cover sheets should provide a call-back number and request a call back, upon receipt.

Fees and Expenses

The registration rights agreements provide that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will capitalize the expenses of the exchange offer and amortize them over the life of the notes.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memoranda distributed in connection with the private offerings of the outstanding notes.

In general, you may not offer or sell your outstanding notes except in transactions that are registered under the Securities Act or if the offer or sale is exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Broadcom Corporation Senior Notes

The following presents details of the Existing Broadcom Notes as of October 29, 2017:

Date Issued	Maturity Date	Interest Rate	Amount Outstanding
			(in millions)
November 2011	November 2018	2.70%	$117
August 2012	August 2022	2.50%	9
July 2014	August 2024	3.50%	7
July 2014	August 2034	4.50%	6

Broadcom Corporation may redeem the Existing Broadcom Notes of each series at any time prior to their maturity, subject to a specified make-whole premium as defined in the indenture governing the Existing Broadcom Notes. In the event of a Change of Control Triggering Event (as defined in the indenture governing the Existing Broadcom Notes), each holder of Existing Broadcom Notes will have the right to require Broadcom Corporation to purchase for cash all or a portion of their Existing Broadcom Notes at a redemption price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest. Default can be triggered by any missed interest or principal payment, breach of covenant, or in certain events of bankruptcy, insolvency or reorganization.

The indenture governing the Existing Broadcom Notes contains a number of customary restrictive covenants, including, but not limited to, restrictions on Broadcom Corporation’s ability to grant liens on assets; enter into sale and lease-back transactions; or merge, consolidate or sell assets. Failure to comply with these covenants, or any other event of default, could result in acceleration of the principal amount and accrued but unpaid interest on the Existing Broadcom Notes.

The outstanding Existing Broadcom Notes rank in right of payment (i) equal with all of Broadcom Corporation’s other existing and future senior unsecured indebtedness, (ii) senior to all of Broadcom Corporation’s existing and future subordinated indebtedness and (iii) effectively subordinated to all of Broadcom Corporation’s subsidiaries’ existing and future indebtedness and other obligations (including secured and unsecured obligations) and subordinated to Broadcom Corporation’s existing and future secured indebtedness and other obligations, to the extent of the assets securing such indebtedness and other obligations.

2016 Credit Agreement

As previously disclosed by Broadcom, on October 17, 2017, Broadcom Cayman Finance Limited and BC Luxembourg S.à r.l., an indirect subsidiary of Broadcom (together, the “Borrowers”), terminated the commitments and satisfied all outstanding obligations under that certain Credit Agreement, dated as of February 1, 2016 (as amended to date), by and among Broadcom, as holdings, the Borrowers, Broadcom Cayman L.P. and Broadcom Corporation, as guarantors, Bank of America, N.A., as the administrative agent and collateral agent, and the group of lenders party thereto (the “2016 Credit Agreement”). As a result and upon consummation of the foregoing, the guarantees of the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes by BC Luxembourg S.à r.l. were automatically released in accordance with the terms of such notes.

DESCRIPTION OF NOTES

The following description is a summary of the material terms of the 2020 notes, the 2022 notes, the 2024 notes and the 2027 notes, the 2021 notes, the 2023 notes, the 2025 notes and the 2028 notes (collectively, the “notes”) offered hereby and does not purport to be complete. Although for convenience the 2020 notes, the 2022 notes, the 2024 notes, the 2027 notes, the 2021 notes, the 2023 notes, the 2025 notes and the 2028 notes are referred to as the “notes,” each will be issued as a separate series and will not together have any class voting rights. Accordingly, for purposes of this Description of Notes, unless the context otherwise requires, references to the “notes” shall be deemed to refer to each series of notes separately, and not to the 2020 notes, the 2022 notes, the 2024 notes, the 2027 notes, the 2021 notes, the 2023 notes, the 2025 notes and the 2028 notes on any combined basis.

As used in the following description, the terms “Issuers,” “we,” “our” and “us” refer collectively to Broadcom Cayman Finance Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Cayman Finance”), and Broadcom Corporation, a California corporation (“Broadcom Corporation”), and not any of their subsidiaries, unless the context requires otherwise.

On January 19, 2017, we issued $13.55 billion aggregate principal amount of notes under an indenture dated January 19, 2017 (“January indenture”) among us, the Guarantors (as defined below) and Wilmington Trust, National Association, as trustee (the “trustee”). On October 17, 2017, we issued $4 billion aggregate principal amount of notes under an indenture dated October 17, 2017 (“October indenture” and together with the January indenture, the “indentures”) among us, the Guarantors (as defined below) and the trustee. The following description of certain material terms of the notes offered hereby does not purport to be complete and is subject to, and is qualified in its entirety by reference to the applicable indenture, including definitions therein of certain terms. Unless otherwise indicated, the terms of the instruments governing the notes are substantially identical.

The Issuers will issue in exchange for the outstanding notes up to $17.55 billion aggregate principal amount of notes that have been registered under the Securities Act, which we refer to as the “exchange notes.” Except as otherwise indicated below, the following summary applies to both the exchange notes and the outstanding notes. The term “notes” means the exchange notes and the outstanding notes, unless otherwise indicated. The terms of the notes include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except that the offer and sale of the exchange notes will be registered under the Securities Act and the exchange notes will have a different CUSIP number and will not contain terms with respect to transfer restrictions, registration rights and additional payments upon a failure to fulfill certain of our obligations under the applicable Registration Rights Agreement (as defined below).

We urge you to read the indentures (including definitions of terms used therein) and the applicable Registration Rights Agreement because they, and not this description, define your rights as a beneficial holder of the notes. You may request copies of the indentures and the applicable Registration Rights Agreement from us at our address set forth under “Where You Can Find More Information” in this prospectus.

General

The notes are our senior unsecured obligations issued under the indentures. The trustee also acts as registrar, paying agent and authenticating agent and performs administrative duties for us, such as sending out interest payments and certain notices under the indentures.

We have issued:

•	an aggregate principal amount of $2.75 billion of the 2020 notes, which will mature on January 15, 2020;

•	an aggregate principal amount of $3.5 billion of the 2022 notes, which will mature on January 15, 2022;

•	an aggregate principal amount of $2.5 billion of the 2024 notes, which will mature on January 15, 2024;

•	an aggregate principal amount of $4.8 billion of the 2027 notes, which will mature on January 15, 2027;

•	an aggregate principal amount of $750 million of the 2021 notes, which will mature on January 15, 2021;

•	an aggregate principal amount of $1.0 billion of the 2023 notes, which will mature on January 15, 2023;

•	an aggregate principal amount of $1.0 billion of the 2025 notes, which will mature on January 15, 2025; and

•	an aggregate principal amount of $1.25 billion of the 2028 notes, which will mature on January 15, 2028.

The notes are issued only in fully registered form without coupons, in minimum denominations of $2,000 with integral multiples of $1,000 in excess thereof, and may be exchanged only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

The notes are senior unsecured obligations of the Issuers and rank equal in right of payment with all of the Obligors’ (as defined below under “—Guarantees”) other existing and future senior unsecured indebtedness, including Broadcom Corporation’s obligations under its 2.700% Senior Notes due 2018, of which $117 million are currently outstanding, its 2.500% Senior Notes due 2022, of which $9 million are currently outstanding, its 3.500% Senior Notes due 2024, of which $7 million are currently outstanding, and its 4.500% Senior Notes due 2034, of which $6 million are currently outstanding (collectively, the “Existing Broadcom Notes”). The notes rank senior in right of payment to all of the Obligors’ existing and future subordinated indebtedness, and effectively subordinated in right of payment to the Obligors’ existing and future secured obligations, to the extent of the assets securing such obligations.

The notes are not subject to, and do not have the benefit of, any sinking fund.

The 2020 notes bear interest at a fixed rate per year of 2.375%, starting on January 19, 2017 and ending on their maturity date. The 2022 notes bear interest at a fixed rate per year of 3.000%, starting on January 19, 2017 and ending on their maturity date. The 2024 notes bear interest at a fixed rate per year of 3.625%, starting on January 19, 2017 and ending on their maturity date. The 2027 notes bear interest at a fixed rate per year of 3.875%, starting on January 19, 2017 and ending on their maturity date. The 2021 notes bear interest at a fixed rate per year of 2.200%, starting on October 17, 2017 and ending on their maturity date. The 2023 notes bear interest at a fixed rate per year of 2.650%, starting on October 17, 2017 and ending on their maturity date. The 2025 notes bear interest at a fixed rate per year of 3.125%, starting on October 17, 2017 and ending on their maturity date. The 2028 notes bear interest at a fixed rate per year of 3.500%, starting on October 17, 2017 and ending on their maturity date. Interest on the notes is payable semiannually on January 15 and July 15 of each year, starting on July 15, 2018. All payments of interest on the notes will be made to the persons in whose names the notes are registered on the January 1 or July 1 immediately preceding the applicable interest payment date.

Interest on the notes is calculated on the basis of a 360-day year comprised of twelve 30-day months. All dollar amounts resulting from this calculation are rounded to the nearest cent.

The notes are evidenced by one or more global notes deposited with a custodian for, and registered in the name of Cede & Co, as nominee of The Depository Trust Company (“DTC”). Except as described herein, beneficial interests in the global notes are shown on, and transfers thereof are effected only through, records maintained by DTC and its direct and indirect participants. We do not intend to list the notes on any national securities exchange or include the notes in any automated quotation system.

Payments of principal of and interest on the notes issued in book-entry form are made as described below under “—Book-Entry Delivery and Form—Depositary Procedures.” Payments of principal of and interest on the notes issued in definitive form, if any, are made as described below under “—Book-Entry Delivery and Form—Payment and Paying Agents.”

Interest payable on any interest payment date or the maturity date is the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the issue date, if no interest has been paid or duly provided for with respect to the notes) to, but excluding, such interest payment date or maturity date, as the case may be. If an interest payment date or the maturity date falls on a day that is not a Business Day (as defined below), the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on such payment for the period from and after such interest payment date or the maturity date, as the case may be, to the date of such payment on the next succeeding Business Day.

We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes of the same series having the same ranking, interest rate, maturity and/or other terms as a series of notes offered hereby (except for the issue price, the date of issuance, the date interest begins to accrue and, in certain circumstances, the first interest payment date). Any such additional notes issued would be considered part of the same series of notes under the indentures as the applicable series of notes offered hereby and may (but are not required to) bear the same CUSIP number as the applicable series of notes offered hereby; provided that if the additional notes are not fungible with the applicable series of notes for United States federal income tax purposes, the additional notes will have a separate CUSIP number. Unless the context otherwise requires, references to “notes” for all purposes under the indentures and this description include any additional notes that may be issued.

The indentures do not contain any provisions that would limit the Obligors’ ability to incur additional unsecured indebtedness or require the maintenance of financial ratios or specified levels of net worth or liquidity.

Guarantees

Payment of the principal of (and premium, if any, on) and interest on the notes, and all other amounts due under the indentures, are fully and unconditionally guaranteed on an unsecured and unsubordinated senior basis by Broadcom Limited (“Broadcom Limited” or “Broadcom Parent”) and Broadcom Cayman L.P. (“Broadcom Cayman L.P.”, together with Broadcom Parent, the “Guarantors” and, together with the Issuers, the “Obligors”). The guarantees of each series of notes rank equally and ratably in right of payment with all other existing and future unsecured and unsubordinated senior indebtedness of the Guarantors, and senior in right of payment to all future subordinated indebtedness of the Guarantors. Because the guarantees of each series of notes are not secured, they are effectively subordinated to any existing and future secured indebtedness of the Guarantors to the extent of the value of the collateral securing that indebtedness. The guarantees are also effectively subordinated to any indebtedness and other liabilities (including trade payables) of the subsidiaries of the Guarantors that are not Obligors.

As of October 29, 2017, the Guarantors’ outstanding indebtedness would have consisted of their respective guarantees of the notes. The guarantee by Broadcom Parent will be automatically and unconditionally released (solely in the case of clauses (1) or (2) below), and the guarantee by Broadcom Cayman L.P. may, at the election of the Issuers, be, unconditionally released, upon:

(1)	the sale, exchange, disposition or other transfer (including through merger, consolidation, liquidation or dissolution) of all or substantially all of the assets of such Guarantor if such sale, exchange, disposition or other transfer (including through merger, consolidation, liquidation or dissolution) is made in compliance with the indentures;

(2)	the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “—Defeasance and Discharge,” or if the Issuers’ obligations under the indentures are satisfied and discharged (including through redemption or repurchase of all of the notes or otherwise) in accordance with the terms of the indentures; or

(3)	the release of its obligations under the notes, except a discharge or release by or as a result of payment in connection with the enforcement of remedies under such obligations.

The guarantee by Broadcom Cayman L.P. will be automatically and unconditionally released at such time as (i) Broadcom Cayman L.P. is eligible to suspend its reporting obligation under Section 15(d) of the Securities Exchange Act of 1934, as amended and (ii) the guarantee by Broadcom Parent would comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision) with respect to the Issuers to allow Broadcom Parent’s financial statements to meet the applicable SEC filing requirements without the guarantee of Broadcom Cayman L.P. At such time, Broadcom Cayman L.P. will also be automatically and unconditionally released substantially simultaneously from its obligations under the notes. The Issuers shall provide prompt written notice of the release of the Broadcom Cayman L.P. guarantee to the trustee and holders of the notes in accordance with the requirements described in “Covenants—Reports.” The guarantee by Broadcom Cayman L.P. is being provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under SEC rules and you should not assign any value to such guarantee.

Optional Redemption

General

Prior to January 15, 2020 (their maturity date), the 2020 notes may be redeemed or purchased, prior to December 15, 2021 (one month prior to their maturity), the 2022 notes may be redeemed or purchased, prior to November 15, 2023 (two months prior to their maturity), the 2024 notes may be redeemed or purchased, and prior to October 15, 2026 (three months prior to their maturity), the 2027 notes may be redeemed or purchased, in each case in whole or in part at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, in the case of the 2020 notes, 20 basis points, in the case of the 2022 notes, 25 basis points, in the case of the 2024 notes, and 25 basis points, in the case of the 2027 notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date. Prior to January 15, 2021 (their maturity date), the 2021 notes may be redeemed or purchased, prior to December 15, 2022 (one month prior to their maturity), the 2023 notes may be redeemed or purchased, prior to November 15, 2024 (two months prior to their maturity), the 2025 notes may be redeemed or purchased, and prior to October 15, 2027 (three months prior to their maturity), the 2028 notes may be redeemed or purchased, in each case in whole or in part at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, in the case of the 2021 notes, 15 basis points, in the case of the 2023 notes, 15 basis points, in the case of the 2025 notes, and 20 basis points, in the case of the 2028 notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date. The trustee has no duty to calculate or verify the calculation of the redemption price.

On or after December 15, 2021 (one month prior to their maturity) (the “2022 Par Call Date”), in the case of the 2022 notes, on or after November 15, 2023 (two months prior to their maturity) (the “2024 Par Call Date”), in the case of the 2024 notes and on or after October 15, 2026 (three months prior to their maturity) (the “2027 Par Call Date”), in the case of the 2027 notes, such notes may be redeemed or purchased in whole or in part at our option at any time or from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. On or after December 15, 2022 (one month prior to their maturity) (the “2023 Par Call Date”), in the case of the 2023 notes, on or after November 15, 2024 (two months prior to their maturity) (the “2025 Par Call Date”), in the case of the 2025 notes and on or after October 15, 2027 (three months prior to their maturity) (the “2028 Par Call Date” and together with the 2022 Par Call Date, the 2024 Par Call Date, the 2027 Par Date Call, the 2023 Par Call Date and the 2025 Par Call Date, the “Par Call Dates”), in the case of the 2028 notes, such notes may be redeemed or purchased in whole or in part at our option at any time or from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Business Day” means, unless otherwise provided for a particular series of notes, any day except a Saturday, Sunday or a legal holiday in The City of New York or a place of payment on which banking institutions are authorized or required by law, regulation or executive order to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed, as if such notes matured on their applicable Par Call Date, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations or (3) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (a) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC (in the case of the 2020 notes, the 2022 notes, the 2024 notes and the 2027 notes) and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC (in the case of the 2021 notes, the 2023 notes, the 2025 notes and the 2028 notes) (or their respective affiliates that are primary U.S. Government securities dealers) and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer and (b) two other nationally recognized investment banking firms selected by us that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption as if such note matured on its applicable Par Call Date; provided, however, that if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis), computed as of the third Business Day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Business Day.

Except as described above, the notes will not be redeemable by us prior to maturity.

Selection and Notice of Redemption

The notice of redemption will state the amount of notes to be redeemed and the redemption date. At our request given at least five Business Days prior to the date such notice is to be sent, the trustee shall give the notice of redemption in our name. In the event that we choose to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee pro rata, by lot or by such method as the trustee shall deem fair and appropriate (and in the case of global notes, in accordance with the applicable procedures of DTC).

No notes of a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be delivered at least 30 but not more than 60 days before the redemption date to each registered holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption. Additionally, at any time, we may repurchase notes in the open market and may hold such notes or surrender such notes to the trustee for cancellation.

Redemption for Taxation Reasons

The Issuers may redeem the notes of a series, at their option, in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof, upon not less than 30 nor more than 60 days’ prior notice to the holders of notes (which notice shall be irrevocable), together with accrued and unpaid interest, if any, to (but not including) the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to the Tax Redemption Date) and all Additional Amounts (as defined under “—Additional Amounts”), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1)	any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “—Additional Amounts”) affecting taxation; or

(2)	any change in, or amendment to, an official position or the introduction of an official position regarding the application, administration or interpretation of such laws, treaties, regulations, protocols or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction or a change in published administrative practice) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “—Additional Amounts”), with respect to the notes or a guarantee of the notes is, or on the next date on which any amount would be payable in respect of the notes or a guarantee of the notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new paying agent or the payment through another Payor).

In the case of any Payor, the Change in Tax Law must have become effective on or after the date of the applicable offering memorandum (or, if the applicable Relevant Taxing Jurisdiction becomes a Relevant Taxing Jurisdiction after the date of the applicable offering memorandum, such a change that occurs after such later date). Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obligated to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the notes pursuant to the foregoing, the Issuers will deliver to the trustee (a) an officer’s certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The trustee will accept such officer’s certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the holders.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the indentures.

Additional Amounts

All payments made by or on behalf of any Issuer or any Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the notes or any guarantee of the notes will be made without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other similar governmental charge (collectively, “Taxes”) unless such withholding or deduction is required by law or by the interpretation of administration of law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1)	any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the notes or any guarantee of the notes is made by or on behalf of such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2)	any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the notes or its guarantee of the notes is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax

(each of clauses (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the notes or any guarantee of the notes, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the holder after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the notes or the guarantees of the notes in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1)	any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, or possessor of power over, the relevant holder, if such holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such notes or any guarantee of the notes or the enforcement or receipt of any payment in respect thereof;

(2)

any Taxes that would not have been so imposed or levied if the holder of the note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, identification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or official administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of deduction or withholding of, any such Taxes);

(3)	any Taxes that are payable otherwise than by withholding from a payment on or with respect to the notes or any guarantee of the notes;

(4)	any estate, inheritance, gift, sales, excise, transfer, personal property or similar Taxes;

(5)	any Taxes imposed in connection with a note presented for payment (where presentation is required for payment) by or on behalf of a holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant note to, or otherwise accepting payment from, another paying agent;

(6)	any Taxes payable under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as of the date of the applicable offering memorandum (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant thereto, and any intergovernmental agreements implementing the foregoing (including any legislation or other official guidance relating to such intergovernmental agreements); or

(7)	any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the note for payment (where presentation is required) within 30 days after the relevant payment was due and first made available for payment to the holder (provided that notice of such payment is given to the holders), except to the extent that the holder or beneficial owner or other such person would have been entitled to Additional Amounts on presenting the note for payment on any date during such 30-day period or (y) where, had the beneficial owner of the note been the holder of the note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payors will (i) make or cause to be made any required withholding or deduction and (ii) remit or cause to be remitted the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. The Payors will use reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the trustee and the holders. If, notwithstanding the efforts of such Payors to obtain such receipts, the same are not obtainable, such Payors will provide the trustee and the holders with other reasonable evidence.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the notes, at least 30 days prior to the date of such payment, the Payor will deliver to the trustee an officer’s certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the paying agent to pay Additional Amounts to holders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such officer’s certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date). The trustee shall be entitled to rely solely on such officer’s certificate as conclusive proof that such payments are necessary.

Wherever in the indentures, the notes, any guarantee of the notes or this “Description of Notes” there is mention of, in any context:

(1)	the payment of principal;

(2)	redemption prices or purchase prices in connection with a redemption or purchase of notes;

(3)	interest; or

(4)	any other amount payable on or with respect to any of the notes or any guarantee of the notes;

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payors will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes that arise in any Relevant Taxing Jurisdiction from the execution, delivery, issuance, initial resale, registration or enforcement of any notes, the indentures or any other document or instrument in relation thereto (other than a transfer of the notes). The foregoing obligations will survive any termination, defeasance or discharge of the indentures and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The portion, if any, of the proceeds of each series of notes that was borrowed by Broadcom Corporation (the “U.S. Co-Issuer”) and the portion, if any, of the proceeds of each series of notes that was borrowed by Cayman Finance (the “Cayman Co-Issuer”), in each case, on the issue date of such series, have been posted at http://investors.broadcom.com/phoenix.zhtml?c=203541&p=irol-taxinformation. Each Issuer intends to repay the interest and principal associated with the proceeds it borrowed on each issue date. Although the notes (and the corresponding exchange notes) are co-issued by the U.S. Co-Issuer and the Cayman Co-Issuer and, therefore, each Issuer is liable for repayment of the notes (and the corresponding exchange notes) in their entirety, for tax purposes the Issuers agree, and by acquiring an interest in the exchange notes each holder of a note agrees, to treat for U.S. federal income tax purposes the U.S. Co-Issuer and the Cayman Co-Issuer, respectively, as the issuer of only the portion, if any, of the debt borrowed by each such Issuer on the applicable issue date. Any future changes to such allocation shall promptly be posted in the same manner. In addition, we intend to treat each Issuer as paying the interest and principal due on the portion that it borrowed.

Purchase of Notes upon a Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our option to redeem the notes as described above under “—Optional Redemption” or “—Redemption for Taxation Reasons” each holder of notes will have the right to require that we purchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred or, at our option, prior to and conditioned on the occurrence of, any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, we must deliver a notice to each holder of notes, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is sent and, if the notice is sent prior to the Change of Control, no earlier than the date of the occurrence of the Change of Control, other than as may be required by law (the “Change of Control Payment Date”). The notice will, if sent prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of definitive notes electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice. Holders of global notes must transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent and DTC (in the case of global notes), in each case prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

Our ability to pay cash to the holders of notes following the occurrence of a Change of Control Triggering Event may be limited by our then-existing financial resources and, accordingly, sufficient funds may not be available when necessary to make any required purchases.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner and at the times required and otherwise in compliance with the requirements applicable to such an offer had it been made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we may not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indentures, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any such securities laws or regulations conflict with the “Change of Control Triggering Event” provisions of the indentures, we will comply with those securities laws and regulations and shall not be deemed to have breached our obligations under the “Change of Control Triggering Event” provisions of the indentures by virtue of any such conflict.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such person; and

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited).

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the assets of Broadcom Parent and the assets of its subsidiaries taken as a whole to any “person” (as that term is defined in Section 13(d)(3) of the Exchange Act) (other than to us or one of our subsidiaries);

(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” of related persons (as such terms are defined in Section 13(d)(3) of the Exchange Act) other than (a) Broadcom Parent or one of its subsidiaries or (b) any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Broadcom Parent’s Voting Stock or other Voting Stock into which its Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)	Broadcom Parent consolidates with or merges with or into, any person, or any person consolidates with or merges with or into, Broadcom Parent, in any such event pursuant to a transaction in which any of Broadcom Parent’s outstanding Voting Stock or of such other person is converted into or exchanged for cash, securities or other property; or

(4)	the adoption of a plan relating to the liquidation or dissolution of Broadcom Parent in connection with a bankruptcy or insolvency proceeding.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (A) Broadcom Parent becomes a direct or indirect wholly-owned subsidiary of another person and (B) (i) the shares of Broadcom Parent’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of such person immediately after giving effect to such transaction; or (ii) immediately following that transaction no person (other than a person satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such person.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), or, if applicable, the equivalent investment grade credit rating from any Substitute Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P, and if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a Substitute Rating Agency in lieu thereof.

“Rating Event” means the notes cease to be rated Investment Grade by both Rating Agencies on any day during the period (the “Trigger Period”) commencing on the earlier of (a) the first public notice of the occurrence of a Change of Control or (b) the public announcement by us of our intention to effect a Change of Control, and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible rating downgrade by either of the Rating Agencies). If either Rating Agency is not providing a rating of the notes on any day during the Trigger Period for any reason, the rating of such Rating Agency shall be deemed to have ceased to be rated Investment Grade during the Trigger Period.

“S&P” means Standard & Poor’s Ratings Services, a division of S&P Global Inc., and its successors.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us (as certified by a resolution of the board of directors of Broadcom Parent or a committee thereof) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Voting Stock” of any specified person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors or managers of such person (or, if such person is a partnership, the board of directors or other governing body of the general partner of such person).

Certain Covenants

The indentures contain the following covenants:

Limitation on Secured Debt

Broadcom Parent will not (nor will Broadcom Parent permit any of its subsidiaries to) create, assume, or guarantee any Secured Debt without making effective provision for securing the notes equally and ratably with such Secured Debt. This covenant does not apply to debt secured by:

(1)	purchase money mortgages created to secure payment for the acquisition, construction or improvement of any property including, but not limited to, any Indebtedness incurred by Broadcom Parent or a subsidiary of Broadcom Parent prior to, at the time of, or within 18 months after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operations of such property, which Indebtedness is incurred for the purpose of financing all or any part of the purchase price of such property or construction or improvements on such property;

(2)	mortgages, pledges, liens, security interests or encumbrances (collectively referred to as security interests) on property, or any conditional sales agreement or any title retention with respect to property, existing at the time of acquisition thereof, whether or not assumed by Broadcom Parent or a subsidiary of Broadcom Parent, provided such security interests are not created in anticipation or in furtherance of such acquisition;

(3)	security interests on property of any person existing at the time such person becomes a subsidiary;

(4)	security interests on property of a person existing at the time such person is merged or amalgamated into or otherwise consolidated with Broadcom Parent or a subsidiary of Broadcom Parent or at the time of a sale, lease, or other disposition of the properties of a person as an entirety or substantially as an entirety to Broadcom Parent or a subsidiary of Broadcom Parent; provided that no such security interests shall extend to any other Principal Property (as defined below) of Broadcom Parent or such subsidiary prior to such acquisition or to other Principal Property thereafter acquired other than additions or improvements to the acquired property;

(5)	security interests on property of Broadcom Parent or property of a subsidiary of Broadcom Parent in favor of the United States of America or any state thereof, or in favor of any other country, or any department, agency, instrumentality or political subdivision thereof (including, without limitation, security interests to secure Indebtedness of the pollution control or industrial revenue type) in order to permit Broadcom Parent or any subsidiary of Broadcom Parent to perform a contract or to secure Indebtedness incurred for the purpose of financing all or any part of the purchase price for the cost of constructing or improving the property subject to such security interests or which is required by law or regulation as a condition to the transaction of any business or the exercise of any privilege, franchise or license;

(6)	security interests on any property or assets of Broadcom Parent or any subsidiary of Broadcom Parent to secure Indebtedness owing by it to Broadcom Parent or any subsidiary of Broadcom Parent;

(7)	liens securing reimbursement obligations with respect to letters of credit related to trade payables and issued in the ordinary course of business, which liens encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(8)	liens encumbering customary initial deposits and margin deposits and other liens in the ordinary course of business, in each case securing Indebtedness under any interest swap obligations and currency agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed to protect Broadcom Parent or any of its subsidiaries from fluctuations in interest rates or currencies; or

(9)	any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any security interest referred to in the foregoing clauses (1)-(8); to the extent that the principal amount thereof is not increased other than by transaction costs and premiums, if any, and no additional Principal Property other than Principal Property permitted to be so secured under the foregoing clauses (1)-(8) is subject thereto.

For the purposes of determining compliance with this covenant, in the event that any Secured Debt meets the criteria of more than one of the types of Secured Debt described above, Broadcom Parent, in its sole discretion, will classify such Secured Debt and only be required to include the amount and type of such Secured Debt in one of clauses (1) through (9) above or under the provision described in “—Exempted Indebtedness” below, and Secured Debt may be divided and classified at the time of incurrence into more than one of the types of Secured Debt described above or under the provision described in “—Exempted Indebtedness” below.

Limitation on Sale and Lease-Back Transactions

Broadcom Parent will not (nor will Broadcom Parent permit any of its subsidiaries to) enter into any sale and lease-back transaction for the sale and leasing back of any Principal Property (a “Sale and Lease-Back Transaction”), whether now owned or hereafter acquired, of Broadcom Parent or any subsidiary of Broadcom Parent, unless:

(1)	such transaction was entered into prior to the issue date of the notes;

(2)	such transaction involves a lease for less than three years;

(3)	such transaction involves the sale and leasing back to Broadcom Parent of any Principal Property by one of its subsidiaries, the sale and leasing back to one of Broadcom Parent’s subsidiaries by Broadcom Parent or the sale and leasing back to one of Broadcom Parent’s subsidiaries by another of Broadcom Parent’s subsidiaries;

(4)	Broadcom Parent or such subsidiary would be entitled to incur Secured Debt on the Principal Property to be leased in an amount at least equal to the Attributable Liens (as defined below) with respect to such sale and lease-back transaction without equally and ratably securing the notes pursuant to the covenant described under the caption “—Limitation on Secured Debt” above; or

(5)	Broadcom Parent applies an amount equal to the fair market value of the Principal Property sold, within 180 days of such sale and lease-back transaction, to any of (or a combination of) (a) the prepayment or retirement of the notes, (b) the prepayment or retirement of Indebtedness for borrowed money of Broadcom Parent or a subsidiary of Broadcom Parent (other than Indebtedness that is contractually subordinated to the notes) or (c) the purchase, construction, development, expansion or improvement of Principal Property.

Exempted Indebtedness

Notwithstanding the limitations on Secured Debt and Sale and Lease-Back Transactions described above, Broadcom Parent and any one or more of its subsidiaries may, without securing the notes, issue, assume, or guarantee Secured Debt or enter into any Sale and Lease-Back Transaction that would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of such Secured Debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) and the Attributable Liens of Sale and Lease-Back Transactions, other than Sale and Lease-Back Transactions described in the preceding paragraph, at such time does not exceed the greater of (i) 15% of the Consolidated Net Tangible Assets of Broadcom Parent calculated as of the date of the creation or incurrence of such Secured Debt or Sale and Lease-Back Transactions and (ii) $1.25 billion (in the case of the January indenture) or $1.75 billion (in the case of the October indenture), in each case after giving effect to such incurrence and the application of the proceeds therefrom.

Limitation on Mergers and Other Transactions

None of the Obligors may consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any person, which we refer to as a “successor person,” unless:

(1)	such Obligor is the surviving person or the successor person (if other than an Obligor) is a person organized and validly existing under the laws of any U.S. domestic jurisdiction, any current or former member state of the European Union, Canada or any province of Canada, the United Kingdom, Switzerland, the Republic of Singapore, Bermuda or the Cayman Islands and expressly assumes by supplemental indenture such Obligor’s obligations on the notes and under the indentures;

(2)	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing under the indentures; and

(3)	we have delivered to the trustee prior to the consummation of the proposed transaction an officer’s certificate to the foregoing effect and an opinion of counsel stating that the proposed transaction and the supplemental indenture comply with the indentures.

Reports

The indentures provide that a copy of any document or report that Broadcom Parent is required to file with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Exchange Act will be delivered to the trustee within 30 days after such document or report is required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system (or any successor thereto) will be deemed to be delivered to the trustee as of the time such documents are filed via EDGAR, it being understood that the trustee shall not be responsible for determining whether such filings have been made. Delivery of the information, documents and other reports described above to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Obligors’ compliance with any of the covenants under the indentures (as to which the trustee is entitled to conclusively rely on an officer’s certificate).

So long as an Obligor complies with, or would comply with, the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the notes pursuant to this covenant may, at the option of the Issuers, be filed by and be those of such Obligor rather than Broadcom Parent.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Attributable Liens” means, in connection with a Sale and Lease-Back Transaction, the lesser of:

(1)	the fair market value of the assets subject to such transaction (as determined in good faith by the board of directors of Broadcom Parent or a committee thereof); and

(2)	the present value (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities issued under the indentures (which may include debt securities in addition to the notes) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Tangible Assets” of any specified person means, as of any date on which we effect a transaction requiring such Consolidated Net Tangible Assets to be measured hereunder, the aggregate amount of all assets of such person and its subsidiaries on a consolidated basis (less applicable reserves) after deducting therefrom: (a) all current liabilities, except for current maturities of long-term debt and obligations under Capital Leases; and (b) intangible assets, to the extent included in said aggregate amount of assets, as of the end of our most recently completed accounting period for which financial statements are then available and computed in accordance with GAAP applied on a consistent basis.

“GAAP” means accounting principles generally accepted in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the issue date.

“Indebtedness” of any specified person means, without duplication, any indebtedness in respect of borrowed money or that is evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto (other than obligations with respect to letters of credit securing obligations entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following receipt by such person of a demand for reimbursement following payment on the letter of credit)) or representing the balance deferred and unpaid of the purchase price of any Property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet). In addition, the term “Indebtedness” includes all of the following items, whether or not any such items would appear as a liability on a balance sheet of the specified person in accordance with GAAP:

(1)	all Indebtedness of others secured by a lien on any asset of the specified person (whether or not such Indebtedness is assumed by the specified person); and

(2)	to the extent not otherwise included, any guarantee by the specified person of Indebtedness of any other person.

Notwithstanding the foregoing, the term “Indebtedness” excludes any indebtedness of Broadcom Parent or any of Broadcom Parent’s subsidiaries to Broadcom Parent or a subsidiary of Broadcom Parent.

“Principal Property” means the land, improvements, buildings, fixtures and/or equipment (including any leasehold interest therein) constituting any manufacturing, assembly or test plant, distribution center, research facility, design facility, administrative facility, or sales and marketing facility (in each case, whether now owned or hereafter acquired) which is owned or leased by Broadcom Parent or any of Broadcom Parent’s subsidiaries, unless such plant, center or facility has a value of less than $5.0 million or unless the board of directors of Broadcom Parent or a committee thereof has determined in good faith that such office, plant, center or facility is not of material importance to the total business conducted by Broadcom Parent and its subsidiaries taken as a whole. Notwithstanding the foregoing, the land, improvements, buildings, fixtures and/or equipment (including any leasehold interest therein) constituting (i) the principal corporate offices or primary campuses of Broadcom Parent (whether owned or leased by Broadcom Parent or a wholly-owned subsidiary of Broadcom Parent) and (ii) the office campus located in Irvine, California, in each case shall not constitute Principal Property.

“Property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

“Secured Debt” means indebtedness for borrowed money that is secured by a security interest in any Principal Property.

Events of Default

Each of the following is an “event of default” with respect to the notes:

(1)	default in the payment of any interest, including any additional interest, on the notes of such series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent prior to the expiration of such 30-day period);

(2)	default in the payment of principal of the notes of such series when due and payable;

(3)

default in the performance or breach of any other covenant or warranty by us in the indentures (other than a covenant or warranty that has been included in the indentures solely for the benefit of a series of debt securities other than the notes of such series), which default continues uncured for a period of

60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding notes of such series as provided in the indentures;

(4)	certain events of bankruptcy, insolvency or reorganization of the Issuers or Broadcom Parent; and

(5)	except as permitted under the indentures, any Guarantee (other than the guarantee by Broadcom Cayman L.P.) shall for any reason cease to exist or shall not be in full force and effect and enforceable in accordance with its terms.

No event of default with respect to a series of notes (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under any bank credit agreements that may be in existence from time to time. In addition, the occurrence of certain events of default or acceleration under the indentures may constitute an event of default under certain of the Obligors’ other indebtedness that may be outstanding from time to time.

If an event of default with respect to a series of notes occurs and is continuing (other than an event of default regarding certain events of bankruptcy, insolvency or reorganization of the Issuers or Broadcom Parent), then the trustee or the holders of not less than 25% in principal amount of the outstanding notes of that series may declare the principal amount of and accrued and unpaid interest, if any, on all notes of that series to be due and payable immediately, by a notice in writing to us (and to the trustee if given by the holders), and upon such declaration such principal amount and accrued and unpaid interest, if any, shall become immediately due and payable. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization of the Issuers or Broadcom Parent, the principal of and accrued and unpaid interest, if any, on all outstanding notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding notes. At any time after such a declaration of acceleration with respect to a series of notes has been made and before a judgment or decree for payment of the money due has been obtained by the trustee as provided in the indentures, the holders of a majority in principal amount of the outstanding notes of that series, by written notice to us and the trustee, may rescind and annul such a declaration and its consequences if all events of default with respect to the notes of that series, other than the non-payment of accelerated principal and interest, if any, with respect to the notes of that series, have been cured or waived as provided in the indentures.

The indentures provide that the trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indentures at the request or direction of any of the holders of notes, unless such holders have offered (and if requested, provided) the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to certain rights of the trustee, the holders of a majority in principal amount of the notes of the affected series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of such series.

No holder of any note of any series has any right to institute any proceeding, judicial or otherwise, with respect to the indentures, or for the appointment of a receiver or trustee, or for any remedy under the indentures, unless:

•	that holder has previously given written notice to the trustee of a continuing event of default with respect to the notes of that series; and

•	the holders of at least 25% in principal amount of the notes of that series shall have made written request to the trustee, and offered (and if requested, provided) indemnity or security satisfactory to the trustee, to institute proceedings in respect of such event of default in its own name as trustee under the indentures, and the trustee has not received from the holders of a majority in principal amount of the outstanding notes of that series a direction inconsistent with such written request and has failed to institute such proceeding within 60 days after receipt of such notice, request and offer of indemnity or security.

The indentures require us, within 120 days after the end of Cayman Finance’s fiscal year, to furnish to the trustee a statement as to compliance with the indentures. The indentures provide that the trustee may withhold notice to the holders of the notes of any default or event of default (except in payment on any notes of that series) with respect to notes of that series if it in good faith determines that withholding notice is in the interest of the holders of those notes.

Modification and Waiver

Except as described below, we may modify and amend the indentures and the notes only with the consent of the holders of at least a majority in principal amount of the notes of a series. We may not make any modification or amendment without the consent of each holder of each affected series of notes issued under the indentures then outstanding if that amendment will:

•	reduce the principal amount of notes of a series whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any note;

•	reduce the principal of or premium on or change the fixed maturity of any note;

•	waive a default in the payment of the principal of, or premium and interest on, any note (except a rescission of acceleration of notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make the principal of, or premium and interest on, any note payable in currency other than U.S. dollars;

•	amend the contractual right to institute suit for the enforcement of any payment of the principal of, and premium and interest (including Additional Amounts) on, the notes on or after the due dates expressed or provided for in such notes;

•	make any change to the provisions relating to waivers or amendments;

•	waive a redemption payment with respect to any note; provided that such redemption is made at our option;

•	make any change to the provisions relating to the guarantee by Broadcom Parent in any manner adverse to the holders of the notes; or

•	make any change in the provisions of the indentures described under “—Additional Amounts” that adversely affects the right of any holder of such notes or amends the terms of such notes in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Payor agrees to pay Additional Amounts, if any, in respect thereof.

Except for certain specified provisions, the holders of at least a majority in principal amount of the notes of a series may on behalf of the holders of all notes of such series waive our compliance with provisions of the indentures. The holders of a majority in principal amount of the notes may on behalf of the holders of all notes waive any past default under the indentures with respect to the notes and its consequences, except a default in the payment of the principal of, or premium and any interest on, the notes; provided, however, that the holders of a majority in principal amount of the outstanding notes of a series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may modify and amend the indentures or the notes to:

•	cure any ambiguity, to correct any mistake, to correct or supplement any provision in the indentures that may be defective or inconsistent with any other provision in the indentures, or to make other provisions in regard to matters or questions arising under the indentures;

•	evidence that another person has become a successor of an Obligor and that the successor assumes such Obligor’s covenants, agreements, and obligations in the indentures and in the notes in accordance with the indentures;

•	surrender any of the Obligors’ rights or powers under the indentures, including the removal of all or any portion of the guarantee release provisions with respect to Broadcom Cayman L.P. described under the third paragraph of the section above under “—Guarantees”, or add to the Obligors’ covenants further covenants for the protection of the holders of all or any series of notes;

•	add any additional events of default for the benefit of the holders of all or any series of notes;

•	conform any provision in the indentures to this “Description of Notes;”

•	secure the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	make any change that does not adversely affect the rights of any holder of notes;

•	evidence and provide for the acceptance of appointment of a successor trustee with respect to the notes and add to or change any provisions of the indentures as necessary to provide for or facilitate the administration of the trusts under the indentures by more than one trustee; or

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indentures under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Defeasance and Discharge

Legal Defeasance. The indentures provide that we may be discharged from any and all obligations in respect of the notes (except for certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the notes on the stated maturity of those payments in accordance with the terms of the indentures and the notes.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or, since the date of execution of the indentures, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders and beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indentures provide that upon compliance with certain conditions:

•	we may omit to comply with most covenants set forth in the indentures; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the notes, or covenant defeasance.

The conditions include:

•	depositing with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the notes on the stated maturity of those payments in accordance with the terms of the indentures and the notes; and

•	delivering to the trustee an opinion of counsel to the effect that the holders and beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Satisfaction and Discharge

The indentures will be discharged and cease to be of any further effect (except as to the surviving rights of the trustee and the Issuers’ obligations in connection therewith and of registration or exchange of notes, as expressly provided for in the indentures) as to all outstanding notes of any series if:

•	we have delivered to the trustee for cancellation all notes of that series (with certain limited exceptions); or

•	all notes of that series not previously delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee, and in any such case we have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all of the principal, premium and interest due with respect to those notes;

and if, in either case, we also pay or cause to be paid all other sums payable under the indentures by us and deliver to the trustee an officer’s certificate and opinion of counsel stating that all conditions precedent to the satisfaction and discharge of the indentures have been complied with.

Book-Entry, Delivery and Form

The notes are issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes were issued only against payment in immediately available funds.

The global notes were deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below. Global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in the global notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC). Beneficial interests in the global notes may not be exchanged for notes in certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Global Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to act as a depositary for such global note or (2) ceases to be a clearing agency registered under the Exchange Act, and, in either case, we fail to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the certificated notes.

In all cases, certificated notes delivered in exchange for any global notes or beneficial interests therein will be registered in such names as DTC shall direct in writing in an aggregate principal amount equal to the principal amount of the global notes with like tenor and terms.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We do not take any responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the global notes, DTC will credit the accounts of the Participants designated by the trustee with portions of the principal amount of the global notes; and

•	ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of beneficial interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indentures for any purpose.

Payments in respect of the principal of, and interest, additional interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder of the notes under the indentures. Under the terms of the indentures, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the trustee nor any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for certificated notes, and to distribute such notes to the Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our respective agents (including, without limitation, the exchange agent) will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Payment and Paying Agents

Payments on the global notes will be made in U.S. dollars by wire transfer. If we issue definitive notes, the holders of definitive notes will be able to receive payments of principal of and interest on their notes at the office of our paying agent. Payment of principal of a definitive note may be made only against surrender of the note to our paying agent. We have the option, however, of making payments of interest by wire transfer or by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

The trustee will be designated as our paying agent for payments on the notes. We may from time to time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Any notices required to be given to the holders of the notes will be given to DTC, as the registered holder of the global notes. In the event that the global notes are exchanged for notes in definitive form, notices to holders of the notes will be delivered to the addresses that appear on the register of noteholders maintained by the registrar.

The Trustee

The trustee’s current address is Wilmington Trust, National Association, 246 Goose Lane, Suite 105, Guilford, Connecticut 06437, Attn: Broadcom Corporation Administrator.

The indentures provide that, except during the continuance of an event of default, the trustee will perform only those duties that are specifically set forth in the indentures and no others. If an event of default has occurred and is continuing, the trustee shall exercise the rights and powers vested in it by the indentures and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The indentures and provisions of the Trust Indenture Act, incorporated by reference in the indentures contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates. If the trustee acquires any conflicting interest (as defined in the indentures or in the Trust Indenture Act), it must eliminate that conflict or resign.

Governing Law

The indentures and the notes, including any claim or controversy arising out of or relating to the indentures or the notes, are governed by the laws of the State of New York.

LIMITATIONS ON VALIDITY AND ENFORCEABILITY OF THE GUARANTEES

Set forth below is a summary of certain limitations on the enforceability of the guarantees in each of the jurisdictions in which guarantees are being provided. It is a summary only, and proceedings of bankruptcy, insolvency or a similar event could be initiated in any of these jurisdictions and in the jurisdiction of organization of a future guarantor of the notes. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply, and could adversely affect your ability to enforce your rights and to collect payment in full under the notes and the guarantees.

Also set out below is a brief description of certain aspects of insolvency law, in force as of the date hereof, in the Cayman Islands and Singapore. In the event that any one or more of the Guarantors experiences financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings.

Cayman Islands

Cayman Finance is an exempted company incorporated with limited liability under the laws of the Cayman Islands, and Broadcom Cayman L.P. is an exempted limited partnership registered under the laws of the Cayman Islands.

Enforcement of the obligations of each of Cayman Finance and Broadcom Cayman L.P. as a Guarantor, may be limited by bankruptcy, insolvency, liquidation, reorganization, readjustment of debts or moratorium and other laws of general application relating to or affecting the rights of creditors or by prescription or lapse of time.

Voidable Preferences

Every conveyance or transfer of property, or charge thereon, and every payment obligation and judicial proceeding, made, incurred, taken or suffered by a Cayman Islands company in favor of any creditor at a time when the Cayman Islands company was unable to pay its debts within the meaning of Section 93 of the Companies Law (2016 Revision) (the “Cayman Companies Law”), with a view to giving such creditor a preference over the other creditors of the Cayman Islands company, would be invalid pursuant to Section 145(1) of the Cayman Companies Law, if made, incurred, taken or suffered within the six months preceding the commencement of a liquidation of the Cayman Islands company.

Such actions will be deemed to have been made with a view to giving such creditor a preference if such creditor is a “related party” of the Cayman Islands company. A creditor shall be treated as a related party if it has the ability to control the Cayman Islands company or exercise significant influence over the Cayman Islands company in making financial and operating decisions.

The concept of a “conveyance” has a wide meaning and these provisions could potentially impact on a wide range of transactions.

Dispositions at an Undervalue

Any disposition of property made below market value by or on behalf of the Cayman Islands company and with an intent to defraud its creditors (which means an intention to willfully defeat an obligation owed to a creditor), shall be voidable:

(i)	under Section 146(2) of the Cayman Companies Law at the instance of the Cayman Islands company’s official liquidator; and

(ii)	under the Fraudulent Dispositions Law (1996 Revision), at the instance of a creditor thereby prejudiced,

provided that in either case, no such action may be commenced more than six years after the date of the relevant disposition.

The concept of a “disposition of property” is potentially very wide and this provision could potentially impact on a wide range of transactions.

Fraudulent Trading

Pursuant to section 147 of the Cayman Companies Law, if in the course of the winding up of the Cayman Islands company, it appears that any business of the Cayman Islands company has been carried on with intent to defraud creditors of the Cayman Islands company or creditors of any other person or for any fraudulent purpose, the courts of the Cayman Islands (“Cayman Court”) may, upon application of the liquidator declare that any persons who were knowingly parties to the carrying on of the business of the Cayman Islands company in such manner are liable to make such contributions, if any, to the Cayman Islands company’s assets as the Cayman Court thinks proper.

Singapore

Corporate Authorization and Capacity

Broadcom Parent is a public limited company incorporated under the laws of the Republic of Singapore.

Generally, a company incorporated in Singapore (the “Singapore Company”) must have the requisite capacity and power to enter into guarantees within the parameters of its constitutional documents. This would also involve ensuring that the Singapore Company has taken all corporate action, including the passing of corporate resolutions required under its constitutional documents, to authorize the execution by it of the guarantees and the exercise by it of its rights and the performance by it of its obligations under the guarantees.

Unfair Preferences and Undervalue Transactions

The guarantee given by a Singapore Company might be subject to challenges by a liquidator or a judicial manager under Singapore laws including those relating to transactions at an undervalue or preferential transactions.

On the application of a liquidator or judicial manager, the Singapore courts may make such an order as they think fit for restoring the position to what it would have been if the Singapore Company subject to the application had not entered into, inter alia, any of the following types of transactions:

•	a transaction with any person at an undervalue which took place at any time within the period of five years ending on the date of the commencement of the winding up or the judicial management, as the case may be;

•	a transaction under which an unfair preference is given by the Singapore Company to a person who is connected with the Singapore Company (otherwise than by reason only of being its employee), and which is not a transaction at an undervalue, at any time within the period of two years ending on the date of the commencement of the winding up or the judicial management, as the case may be; or

•	in any other case of a transaction under which an unfair preference is given by the Singapore Company, and which is not a transaction at an undervalue, at any time within the period of six months ending on the date of the commencement of the winding up or the judicial management, as the case may be;

provided that the Singapore Company was insolvent when it entered into the transaction or became insolvent as a result of the transaction. Where the transaction was entered into with a person who is connected with the Singapore Company (otherwise than by reason only of being its employee), the requirement that the

Singapore Company was insolvent at the time of the transaction or became insolvent as a result of the transaction shall be presumed to be satisfied unless the contrary is shown.

A Singapore Company will be treated as having entered into a transaction with a person at an undervalue if:

•	it makes a gift to that person or otherwise enters into a transaction with that person on terms that provide for it to receive no consideration; or

•	it enters into a transaction with that person for a consideration the value of which, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the Singapore Company.

The Singapore courts shall not make any order in respect of a transaction at an undervalue if it is satisfied that the Singapore Company entered into the transaction in good faith and for the purpose of carrying on its business and that, at the time it entered into the transaction, there were reasonable grounds for believing that the transaction would benefit the Singapore Company.

The Singapore Company will be treated as having given an unfair preference to another person if:

•	that person is a creditor of the Singapore Company or a surety or guarantor for a debt or other liability of the Singapore Company; and

•	the Singapore Company does anything or suffers anything to be done that (in either case) has the effect of putting the person into a position which, in the event of the winding up of the Singapore Company, will be better than the position he would have been in if that thing had not been done.

The Singapore courts shall not make an order in respect of an unfair preference given to any person unless the Singapore Company, when giving the unfair preference, was influenced in deciding to give the unfair preference by a desire to produce in relation to that person the effect referred to in the second bullet point immediately preceding this paragraph. If the Singapore Company gave an unfair preference to a person who was, at the time the unfair preference was given, was connected with the Singapore Company (otherwise than by reason only of being its employee), the Singapore Company shall be presumed, unless the contrary is shown, to have been influenced in deciding to give the unfair preference by the desire referred to above.

Difference in Insolvency Law

One of the guarantors, Broadcom Limited, is incorporated under the laws of Singapore.

Any insolvency proceedings applicable to it will be likely to be governed by Singapore insolvency laws. Singapore insolvency laws differ from the insolvency laws of the United States and may make it more difficult for creditors to recover the amount in respect of Broadcom Limited’s guarantee than they would have recovered in a liquidation or bankruptcy proceeding in the United States.

Priority of Secured Creditors

With limited exceptions, Singapore insolvency laws generally recognize the priority of secured creditors over unsecured creditors. Such exceptions include certain costs of insolvency practitioners (e.g. liquidators and judicial managers) and employee related claims to have priority over floating charges and for certain Singapore government related liabilities to have high priority.

Preferential Creditors

Under Section 328 of the Singapore Companies Act, in a winding-up of a Singapore company, generally, certain preferential debts are required to be paid in priority to the general body of unsecured creditors.

The preferential debts covered by Section 328 of the Singapore Companies Act, and their respective priorities, are described broadly below:

•	first, costs and expenses of the winding up;

•	second, employees’ wages and salaries (including any allowances or reimbursements payable to an employee on termination of his services);

•	third, retrenchment benefits or ex gratia payments under employment contracts;

•	fourth, work injury compensation under the Work Injury Compensation Act (Cap. 354 of Singapore);

•	fifth, certain amounts due under employees’ superannuation or provident funds or under any scheme of superannuation which is an approved scheme under Singapore income tax laws;

•	sixth, other remuneration payable in respect of employees’ vacation leave; and

•	seventh, taxes assessed and goods and services tax.

Items one to six have priority over floating charges. In addition, apart from Section 328 of the Singapore Companies Act, there are certain other laws which confer priority over the general body of unsecured creditors and these include certain other employee and revenue related claims.

Disclaimer of Onerous Contracts

Section 332 of the Singapore Companies Act provides that where any property of a company consists of either an estate or interest in land that is burdened with onerous covenants, shares in corporations, unprofitable contracts or any other property that is unsaleable, or not readily saleable, by reason of its binding the company to the performance of any onerous act, or to the payment of any sum of money, the liquidator may with the leave of court or the committee of inspection, disclaim such property within 12 months of (i) commencement of winding-up or (ii) (where any such property has not come to the knowledge of the liquidator within one month after the commencement of the winding up) within 12 months of such time as the liquidator becomes aware of such property, or such extended period as is allowed by the court.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Cayman Islands

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Cayman Finance or Broadcom Cayman L.P. judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Cayman Finance or Broadcom Cayman L.P. predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

Broadcom Limited is incorporated in Singapore under the Companies Act, Chapter 50 of Singapore. Some of its directors reside outside the United States and a substantial portion of its assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Broadcom Parent or to enforce against it in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States.

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the federal securities laws of the United States would be recognized or enforceable in Singapore courts, and there is doubt as to whether Singapore courts would enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States. A final and conclusive judgment in the federal or state courts of the United States under which a fixed sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be enforced by commencing an action in the courts of Singapore for the amount due under the judgment.

Civil liability provisions of the federal and state securities laws of the United States permit the award of punitive damages against Broadcom Parent, its directors and officers. Singapore courts would not recognize or enforce judgments against Broadcom Parent, its directors and officers to the extent that the judgment is punitive or penal. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities laws of the United States would be determined by the Singapore courts to be or not be punitive or penal in nature. Such a determination has yet to be made by any Singapore court. The Singapore courts also may not recognize or enforce a foreign judgment if the foreign judgment is procured by fraud, its enforcement would be contrary to public policy, or the proceedings in which the judgment was obtained were opposed to natural justice.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations relevant to the exchange of the outstanding notes for exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the Code, United States Treasury Regulations issued thereunder, administrative rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. We have not sought and do not intend to seek any rulings from the United States Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions different from those discussed below or that any such positions would not be sustained.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances or to holders subject to special rules under U.S. federal income tax laws, such as:

•	banks, thrifts and other financial institutions;

•	controlled foreign corporations and passive foreign investment companies

•	U.S. expatriates;

•	insurance companies;

•	dealers in securities or currencies and traders in securities that have elected the mark-to-market method of accounting for their securities;

•	entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	regulated investment companies and real estate investment trusts; and

•	persons holding the notes as part of a straddle, hedge, conversion transaction or other integrated transaction.

Persons considering the purchase of the notes should consult their own advisors concerning the application of U.S. federal income, estate and gift tax laws, as well as the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty, to their particular situations.

Exchange Pursuant to the Exchange Offer

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes of the applicable series. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes exchanged therefor and the same tax consequences to holders as the exchange notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

CERTAIN CAYMAN ISLANDS TAX CONSIDERATIONS

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the notes. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

Existing Cayman Islands Laws

Payments of interest and principal on the notes will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal of the notes, as the case may be, nor will gains derived from the disposal of the notes be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the notes. An instrument of transfer in respect of a notes is stampable if executed in or brought into the Cayman Islands.

The Tax Concessions Law (2011 Revision)—Undertaking as to Tax Concessions

Cayman Finance has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

“In accordance with the provision of section 6 of The Tax Concessions Law (2011 Revision), the Governor in Cabinet undertakes with Cayman Finance:

(i)	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Cayman Finance or its operations; and

(ii)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of the shares, debentures or other obligations of Cayman Finance; or

•	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of twenty years from 9 June 2015”.

FATCA

The Cayman Islands has entered into a Model 1 intergovernmental agreement (the “US IGA”) with the United States. Under the terms of the US IGA, Cayman Finance is required to register with the IRS to obtain a Global Intermediary Identification Number (“GIIN”) and then comply with the Cayman Islands Tax Information Authority Law (2017 Revision) together with regulations and guidance notes made pursuant to such Law (the “Cayman FATCA Legislation”) that give effect to, amongst other things, the US IGA. As such, Cayman Finance or its agent is required to collect and report to the Cayman Islands Tax Information Authority substantial information regarding certain holders of notes. Under the terms of the US IGA (i) the Cayman Islands Tax Information Authority will exchange such information with the IRS and (ii) withholding will not be imposed on payments made to Cayman Finance unless the IRS has specifically listed Cayman Finance as a non-participating financial institution, or on payments made by Cayman Finance to the holders of notes unless Cayman Finance has otherwise assumed responsibility for withholding under United States tax law. Cayman Finance has obtained a GIIN and intends to comply with the Cayman FATCA Legislation.

UK FATCA and the OECD Common Reporting Standard

The Cayman Islands has also (i) entered into a similar intergovernmental agreement (the “UK IGA”) with the United Kingdom, which imposes requirements similar to those under the US IGA with respect to holders of notes who are resident in the United Kingdom for tax purposes and (ii) signed, along with over 80 other countries, a multilateral competent authority agreement to implement the OECD Standard for Automatic Exchange of Financial Account Information—Common Reporting Standard (the “CRS”), which requires “Financial Institutions” to identify, and report information in respect of, specified persons in the jurisdictions which sign and implement the CRS. Cayman Finance must also adopt and implement written policies and procedures setting out how it will address its obligations under the CRS.

Cayman Islands Anti-Money Laundering Legislation

Cayman Finance is subject to the Anti-Money Laundering Regulations, 2017 of the Cayman Islands (“Regulations”). The Regulations apply to anyone conducting “relevant financial business” in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an “applicant for business”; e.g. an investor, as well as the identity of the beneficial owner/controller of the investor, where applicable. Except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction, Cayman Finance will likely be required to verify each investor’s identity and the source of the payment used by such investor for purchasing the notes in a manner similar to the obligations imposed under the laws of other major financial centers. Application of an identity verification exemption at the time of purchase of the notes may nevertheless require verification of identity prior to payment of proceeds from the notes. In addition, if any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the “FRA”), pursuant to the Proceeds of Crime Law (2017 Revision) of the Cayman Islands (the “PCL”), if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2017 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. If Cayman Finance were determined by the Cayman Islands authorities to be in violation of the PCL, the Terrorism Law or the Regulations, Cayman Finance could be subject to substantial criminal penalties and/or administrative fines. Cayman Finance may be subject to similar restrictions in other jurisdictions. Such a violation could materially adversely affect the timing and amount of payments by Cayman Finance to the holders of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 180 days after the day the registered exchange offer expires (or such shorter period if a broker-dealer is no longer required to deliver a prospectus), we will make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may request in the letter of transmittal.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this exchange offer with respect to U.S. law will be passed upon for us by Latham & Watkins LLP, with respect to Cayman Islands law will be passed upon for us by Maples and Calder and with respect to Singapore law will be passed upon for us by Allen & Gledhill LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended October 29, 2017 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Broadcom Corporation and subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$17,550,000,000

Broadcom Corporation

Broadcom Cayman Finance Limited

Exchange Offer for

2.375% Senior Notes due 2020

3.000% Senior Notes due 2022

3.625% Senior Notes due 2024

3.875% Senior Notes due 2027

2.200% Senior Notes due 2021

2.650% Senior Notes due 2023

3.125% Senior Notes due 2025

3.500% Senior Notes due 2028

PROSPECTUS

January 9, 2018